LOAN AGREEMENT
between
Denison Mines Inc.
as Borrower,
and
9373721 Canada Inc.
as Lender
Dated as of January 31, 2017

22949963.30

TABLE OF CONTENTS

DEFINITIONS 1
1.1
Certain Defined Terms 1
1.2
Accounting Terms. 1
1.3
Other Definitional Provisions. 1
2
LOAN AND COLLATERAL 1
2.1
Loan 1
2.2
The Loan Collateral Account 1
2.3
Evidence of Indebtedness. 1
2.4
Taxes. 1
2.5
Payments and Prepayments. 1
2.6
Limited Recourse. 1
3
CONDITIONS TO CLOSING 1
3.1
Conditions to Closing. 1
4
BORROWER’S REPRESENTATIONS AND WARRANTIES 1
4.1
Organization; Powers; Capitalization. 1
4.2
Authorization of Borrowing; No Conflict. 1
4.3
Financial Condition. 1
4.4
Indebtedness and Liabilities. 1
4.5
Title to Properties; Liens. 1
4.6
Litigation; Adverse Facts. 1
4.7
Performance of Agreements. 1
4.8
Solvency. 1
4.9
Absence of Defaults. 1
4.10
Foreign Corrupt Practices. 1
4.11
Absence of Changes. 1
4.12
Material Contracts. 1
4.13
Disclosure. 1
5
AFFIRMATIVE COVENANTS 1
5.1
Financial Statements and Other Reports. 1
5.2
Information regarding the Collateral, the McClean Lake Joint Venture and the Material Asset Contracts 1
5.3
Inspection. 1
5.4
Corporate Existence. 1
5.5
Compliance with Laws. 1
5.6
Further Assurances. 1
5.7
Use of Proceeds. 1
5.8
Accuracy of Information. 1
5.9
The Loan Collateral Account 1
5.10
Material Contracts 1
5.11
Amendments or Termination of the Toll Milling Agreement. 1
5.12
Defaults under the Material Asset Contracts 1
5.13
Attendance at Management Committee meetings 1
5.14
Other Joint Venture Business 1
6
NEGATIVE COVENANTS 1
6.1
Indebtedness and Liabilities. 1
6.2
Transfers, Liens and Related Matters. 1
6.4
Charter Documents. 1
6.5
Joint Venture. 1
6.6
DMC Intercompany Liabilities. 1
7
DEFAULT, RIGHTS AND REMEDIES 1
7.1
Event of Default. 1
7.2
Termination. 1
7.3
Limited Power-of-Attorney 1
7.4
Waivers; Non-Exclusive Remedies. 1
7.5
Performance of Covenants by the Lender. 1
8
MISCELLANEOUS 1
8.1
Assignments. 1
8.2
Expenses and Attorney’s Fees. 1
8.3
Indemnity. 1
8.4
Amendments and Waivers. 1
8.5
Notices. 1
8.6
Survival of Warranties and Certain Agreements. 1
8.7
Marshaling; Payments Set Aside. 1
8.8
Entire Agreement. 1
8.9
No Warranty as to Collectability or Production. 1
8.10
Headings. 1
8.11
Governing Law. 1
8.12
Successors and Assigns. 1
8.13
No Fiduciary Relationship; Limitation of Liabilities. 1
8.14
Consent to Jurisdiction; Consent to Service. 1
8.15
Construction. 1
8.16
Counterparts; Effectiveness. 1
8.17
No Duty. 1
8.18
Communications between the Borrower and the Lender. 1
8.19
Conflict of Documents. 1
8.20
Invalidity of Provisions 1
8.21
Computation of Time Periods 1
8.22
Time of the Essence 1
8.23
Currency 1
8.24
Approvals and Consents 1
8.25
Non-Business Days 1
8.26
Judgment Currency. 1
8.27
Acknowledgement regarding the APG Loan and Tax Indemnity1

22949963.30

LOAN AGREEMENT
This LOAN AGREEMENT is dated as of January 31, 2017 and entered into by and between Denison Mines Inc., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), and 9373721 Canada Inc., a corporation incorporated under the laws of Canada (together with its successors and assigns, the “Lender”).
RECITALS
WHEREAS Anglo Pacific Group PLC has agreed to lend to the Lender a loan in the amount of CAD $40,800,000 (the “APG Loan”);
AND WHEREAS in connection with the advance of the APG Loan, the Lender has agreed to lend the Borrower funds in the amount of CAD $40,800,000;
AND WHEREAS the Borrower and the Lender have agreed to enter into this loan agreement (this “Agreement”) to set out the terms and conditions of such loan;
NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the Borrower and the Lender agree as follows:
1
DEFINITIONS
1.1
Certain Defined Terms
The following terms used in this Agreement shall have the following meanings:
“Acceptable Project Financing” means a project financing where:
(a)
the project financing has been offered by one or more third party debt finance providers (collectively, a “Project Financing Lender”) experienced in the provision of project financing debt facilities;
(b)
the terms have been agreed in a term sheet which has been signed by the Project Financing Lender and the Borrower or a wholly-owned Subsidiary of the Borrower and the terms have been approved by the Project Financing Lender’s credit committee;
(c)
the purpose of the project financing is to finance capital expenditure for a Qualifying Project; and
(d)
the terms in the term sheet are customary for a project financing in the mining sector and, for the avoidance of doubt, the financing is not a revolving, bridge or short-term financing or any other financing of a corporate nature.
“Accumulation Period” means, with respect to any Payment Date, the period commencing on the immediately preceding Payment Date and ending on the Business Day immediately preceding such current Payment Date; provided that the first Accumulation Period shall commence on, and include, July 1, 2016, and shall end on, and include, the Business Day immediately preceding the first Payment Date.
“Acquirer” means, in relation to an acquisition of outstanding voting securities of Denison constituting a Change of Control of Denison, each Person (or each Person comprising a group of Persons acting in concert) which acquires beneficial ownership, in each case directly or indirectly, of such outstanding voting securities of Denison.
“Acquirer Criteria” means, in relation an Acquirer and an acquisition of outstanding voting securities of Denison constituting a Change of Control, that such Person satisfies the following criteria as of the acquisition date:
(a)
either:
(i)
the Acquirer or its Ultimate Parent has securities that are listed on one or more public stock exchanges in Canada, the USA, Australia, the United Kingdom, Japan or the European Union, having a pro forma public float of at least $[dollar amount redacted] (or the equivalent in another currency); or
(ii)
the Acquirer or its Ultimate Parent has a pro forma tangible net worth, evidenced by financial statements from its most recent fiscal year, of at least US$[dollar amount redacted] and, if Denison has a credit rating as of the acquisition date, the Acquirer or its Ultimate Parent has a credit rating which is at least equivalent to Denison’s credit rating on that date; and
(b)
neither the Acquirer nor its Ultimate Parent is known to be subject to or the subject of any current investigation, prosecution or conviction by any Governmental Authority in respect of corrupt practices or criminal activities; and
(c)
the Acquirer has satisfied any applicable requirements under the Investment Canada Act in connection with the acquisition.
“Additional Payment Amount” means amounts payable by the Borrower to the Lender (a) in respect of additional collateral pursuant to Section 5.9(c); (b) pursuant to Section 8.2; and (c) pursuant to Section 8.3.
“Additional Toll Revenue Amounts” means, if the Borrower acquires an additional ownership interest in the McClean Lake Joint Venture, beyond the Borrower’s current 22.5% ownership interest in the McClean Lake Joint Venture, the services revenue proceeds from the toll milling of ore from the Cigar Lake Mine resulting from such additional ownership interest.
“Affiliate” means, in relation to any Person (in this definition, the “relevant party”), any other Person that directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party.
“Agreement” means this Loan Agreement as it may be amended, restated, supplemented or otherwise modified from time to time.
“APG” means Anglo Pacific Group PLC, a public company formed under the laws of England and Wales, together with its successors and assigns.
“APG Loan” means the loan made by APG to the Lender in accordance with the APG Loan Agreement.
“APG Loan Agreement” means the loan agreement dated as of the Closing Date between APG (as lender) and the Lender (as borrower), as amended, supplemented or otherwise modified from time to time.
“Applicable Multiple” means, a [amount redacted]x multiple if the Acceptable Project Financing is in respect of the Wheeler River Project only and a [amount redacted]x multiple if the Acceptable Project Financing is in respect of any Qualifying Project other than the Wheeler River Project.
“Applicable Discount Rate” means, in calculating the Loan Stream NPV (a) in connection with a voluntary prepayment pursuant to Section 2.5(h) in circumstances where the Acceptable Project Financing is in respect of the Wheeler River Project, a discount rate of [percentage redacted]% per annum; (b) in connection with a voluntary prepayment pursuant to Section 2.5(h) in circumstances where the Acceptable Project Financing is in respect of any Qualifying Project other than the Wheeler River Project, a discount rate of [percentage redacted]% per annum; (c) in connection with a mandatory repayment pursuant to Section 2.5(i), a discount rate of [percentage redacted]% per annum; and (d) in connection with the calculation of the Termination Sum pursuant to Section 7.2(a)(ii), a discount rate of [percentage redacted]% per annum.
“Asset Disposition” means the disposition (other than in the ordinary course of business), in any transaction or series of related transactions, whether by sale, lease or transfer, of any, all, or substantially all, of the Borrower Property or which has the effect of selling or otherwise disposing of the whole or all or substantially all of the Borrower Property in each case, whether or not consideration therefor consists of cash, securities or other assets owned by the acquiring Person.
“Available Funds” means, with respect to a Payment Date, the amount on deposit in the Loan Collateral Account on the Business Day immediately preceding the Payment Date, including without duplication any amounts deposited into the Loan Collateral Account in accordance with Section 5.9 (together with any investment proceeds therefrom).
“Billing Notice” has the meaning given to it in the Toll Milling Agreement and also includes any similar or equivalent notice or invoice relating to payment of the Tolling Fee under the Toll Milling Agreement or any replacement thereof.
“BNS Credit Agreement” has the meaning given to it in the Intercreditor Agreement.
“Borrower” has the meaning given to that term in the preamble to this Agreement.
“Borrower Property” means, all of the Borrower’s personal property and real property.
“Borrower Toll Revenues” means the Borrower’s interest (arising as a result of the Borrower’s 22.5% ownership interest in the McClean Lake Joint Venture, prior to and excluding any deductions, set off or netting made against the Borrower’s related share of the proceeds of the Tolling Fees by the McClean Lake Joint Venture or the Mill Operator for any reason whatsoever, including any deductions, set off or netting made against the Borrower in respect of the Borrower’s share of operating expenses and capital expenditures attributed to or assessed against the Borrower’s interest under the McClean Lake Joint Venture, but reflecting any adjustments made to reflect actual revenues to the extent that Tolling Fees for a payment period were previously based on estimates in accordance with the Toll Milling Agreement) in the Tolling Fees received by the McClean Lake Joint Venture from the toll milling of ore from the Cigar Lake Mine under the terms of the Toll Milling Agreement in respect of any throughput from the Cigar Lake Mine relating to U3O8 production, including without duplication all cash payments, receipts, deposits and proceeds paid (or deemed to be paid for the purposes of this Agreement in respect thereof) to the Borrower or to the Mill Operator (or to any other Person on behalf of the McClean Lake Joint Venture or the Borrower in accordance with the Material Asset Contracts) in respect thereof, together with all other proceeds thereof; provided, however, that Borrower Toll Revenues shall exclude any Excluded Toll Revenue Amounts.
“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the Province of Ontario or the United Kingdom or is a day on which banking institutions located in the Province of Saskatchewan, the Province of Ontario or the United Kingdom are permitted to be closed.
“Capital Stock” means common shares of capital stock, partnership interests, ownership interests, beneficial interests or other equity interests in any Person or any warrants, options or other rights to acquire any such interests.
“Cash Call” means, in relation to the Borrower, a “Cash Call” (as defined in the Joint Venture Agreement) required to be paid by it pursuant to the Joint Venture Agreement.
“Change of Control” means that any Person or combination of Persons acting in concert acquires beneficial ownership, in each case directly or indirectly, of 50% or more of the outstanding voting securities of Denison.
“Cigar Lake Joint Venture” means Cameco Corporation, AREVA Resources Canada Inc., Idemitsu Uranium Exploration Canada Ltd. and Tepco Resources operating as a joint venture pursuant to a joint venture agreement made effective January 1, 2002, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Cigar Lake Mine” means all mines and related facilities owned by the Cigar Lake Joint Venture.
“CLJV Individual Owner” has the meaning given to it in the Toll Milling Agreement.
“Closing Date” means means the date on which the Lender confirms in writing to the Borrower that all of the conditions to closing set out in Section 3.1 have been satisfied or waived.
“Collateral” means the right, title and interest of the Borrower in and to: (a) the Borrower Toll Revenues comprising the Loan Stream; (b) the Loan Collateral Account; (c) the Related Contractual Rights with respect to the Loan Stream; and (d) all income, distributions, remittances and proceeds in respect of the foregoing.
“Control”, “Controls” and “Controlled” means, when used with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management or policies of such Person (whether through ownership of Capital Stock which carries the right to vote, by contract or otherwise); provided that, in any event and without limitation, any Person or combination of Persons acting jointly or in concert who owns or own, directly or indirectly, more than 50% of the Capital Stock having ordinary voting power for the election of the directors of, or Persons performing similar functions for, such Person will be deemed to Control such Person (irrespective of whether at the time any other Capital Stock of such Person of any other class shall or might have voting power upon the occurrence of any contingency).
“Credit Support” means (a) a specified amount of cash or other Eligible Collateral held on deposit with one or more Eligible Institutions acting as a custodian for the benefit of the Lender and available for distribution to the Lender upon the occurrence of a specified contingency; or (b) a commitment or undertaking by or agreement with a Person having at least a Required Rating to pay the Lender a specified amount upon the occurrence of a specified contingency, which may take the form of one or more guarantees, letters of credit, liquidity agreements, insurance policies, funding commitments, capital commitments or other similar support arrangements, in each case in a form that is satisfactory to the Lender, acting reasonably.
“Default” means a condition, act or event that, after notice or lapse of time or both, would constitute an Event of Default.
“Denison” means Denison Mines Corp, a corporation incorporated under the laws of the Province of Ontario, together with its successors and permitted assigns.
“Denison Guarantee” means the limited recourse guarantee dated the date hereof and delivered by Denison in favor of the Lender (and upon assignment thereof to APG, in favor of APG), as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“DMC Intercompany Liabilities” means any Indebtedness of Denison to the Borrower under any inter-company loan agreement or other inter-company payable owing from time to time.
“Dollars”, “Canadian Dollars” and “$” means lawful money of Canada.
“Disclosure Letter” means the letter provided to the Lender by the Borrower on the Closing Date containing the disclosure contemplated by this Agreement.
“DMI Share Pledge” means the Share Pledge Agreement dated as of the date hereof by Denison in favour of the Lender (and upon assignment thereof to APG, in favor of APG) under which Denison pledges its shares of the Borrower as security for and in respect of Denison’s obligations under the Denison Guarantee, as amended, restated, supplemented or otherwise modified from time to time.
“Early Repayment Breakage Amount” means the amount, if any, by which the (a) without duplication of any Loan Collateral Account Shortfall, the Loan Stream NPV as of a specified time; exceeds (b) the aggregate amount owing in respect of the Ordinary Course Obligations as of such time.
“Eligible Collateral” means book-entry securities, negotiable instruments or securities in bearer or registered form that evidence:
(a)
direct obligations of, and obligations fully guaranteed as to fully and timely payment by, the Government of Canada or any agency or instrumentality thereof, the obligations of which are backed by the full faith and credit of the Government of Canada, in each case maturing within one year from the date of provision as Credit Support;
(b)
short-term unsecured debt obligations issued or fully guaranteed by any province or municipality of Canada, having, at the time of the investment or contractual commitment to invest is made, the Required Rating, and in each case maturing within one year from the date of provision as Credit Support;
(c)
commercial paper, variable amount notes or other short term debt obligations, including asset-backed commercial paper (other than extendable commercial paper), having the Required Rating, and in each case maturing within 30 days from the date of provision as Credit Support;
(d)
demand deposits, time deposits or certificates of deposit of any Eligible Institution, in each case maturing within 30 days from the date of provision as Credit Support;
(e)
call loans to and notes, including bearer deposit notes, or bankers' acceptances issued or accepted by any Eligible Institution, in each case maturing within 30 days from the date of provision as Credit Support; or
(f)
investments in money market funds or common trust funds having, at the time the investment or contractual commitment to invest is made, a Required Rating.
“Eligible Institution” means a depository institution organized under the laws of Canada, the United States of America or any province or state thereof (a) whose deposits are insured by the Canadian Deposit Insurance Corporation or Federal Deposit Insurance Corporation, as applicable; and (b) whose short-term or long-term unsecured debt obligations have the Required Rating.
“Equity Securities” means, in respect of a Person, any securities (a) having voting rights in the election of the board of directors of the Person that are not contingent upon default; (b) evidencing an ownership interest in the Person; or (c) that are convertible into or exercisable or exchangeable for any of the foregoing (other than unexercised options issued to an employee, consultant, officer or director of the Person or any of its Affiliates pursuant to an incentive option plan or otherwise), or any agreement or commitment to issue any of the foregoing.
“Event of Default” means any of the events set forth in Section 7.1 hereof.
“Excess Toll Revenue Amounts” means, if a request by any party to the Toll Milling Agreement is made to amend, vary, supplement or alter the Toll Milling Agreement to permit an increase in annual production in excess of the currently agreed 18 million pounds of U3O8 per year, 20% of the Borrower’s 22.5% interest in the services revenue proceeds from the toll milling of ore from the Cigar Lake Mine before the Production Threshold is reached corresponding to such excess annual production (and, for greater certainty, Excess Toll Revenue Amounts shall not include the Borrower’s 22.5% interest in services revenue proceeds from the toll milling of ore from the Cigar Lake Mine corresponding to excess annual production of U3O8 over the currently agreed 18 million pounds of U3O8 per year in the absence of such a request to amend, vary, supplement or alter the Toll Milling Agreement).
“Excluded Toll Revenue Amounts” means, without duplication: (a) the Additional Toll Revenue Amounts; (b) the Excess Toll Revenue Amounts; and (c) the Expanded Boundary Toll Revenue Amounts, in each case, which, for greater certainty, shall be available and belong solely to the Borrower and shall not be included in the Collateral.
“Expanded Boundary Toll Revenue Amounts” means, if the Cigar Lake Joint Venture and McClean Lake Joint Venture agree in writing to the toll milling of additional ore beyond the current boundaries of the physical location of the ore within the current scope of the Toll Milling Agreement (i.e., defined based on the physical location of the ore, and not by the overall resource size within such physical location), the additional services revenue proceeds from toll milling earned by the Borrower as a result of any such agreement.
“Fiscal Quarter” means each period of three months ending on March 31, June 30, September 30 or December 31 in each calendar year.
“Fiscal Year” means each twelve (12) month period ending on December 31, or any other date which the Borrower uses as its financial year end for financial reporting purposes in compliance with GAAP.
“GAAP” means generally accepted accounting principles in Canada as approved by the Canadian Institute of Chartered Accountants in effect from time to time; and for greater certainty to the extent that IFRS have been adopted by the Canadian Institute of Chartered Accountants in replacement for generally accepted accounting principles, “GAAP” shall be deemed to refer to IFRS.
“Governmental Agency” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board, or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.
“Guarantee” means the Denison Guarantee and any other guarantee provided by an Acquirer or its Ultimate Parent in the circumstances referred to in paragraph (a) of the definition of Permitted Change of Control.
“Guarantor” means a Person that has provided a Guarantee.
“IFRS” means the International Financial Reporting Standards, as modified from time to time, issued by the International Accounting Standards Board or any successor thereto.
“Indebtedness” means, of the Borrower, (a) indebtedness for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices; (b) other indebtedness which is evidenced by a note, bond, debenture or similar instrument; (c) obligations under any capital lease; (d) reimbursement obligations under bankers’ acceptances and contingent obligations in respect of any letter of credit, bank guarantee or surety bond; (e) to the extent accelerated, obligations under any uranium or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction; and (f) the Borrower’s contingent obligations under any guarantee or other agreement assuring payment of any obligations of the Borrower of the type described in the foregoing clauses (a) to (e).
“Initial Reference Period” means the period from and including the Closing Date, to and excluding the fifth (5th) anniversary of the Closing Date.
“Insolvency Event” means, in relation to any Person, (a) the commencement by that Person or by any other Person of proceedings for the dissolution, liquidation or winding up of such Person (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement); or (b) that Person ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian.
“Intercompany Loan Agreements” means any agreement or instrument which documents the terms of any DMC Intercompany Liabilities.
“Intercreditor Agreement” means the Intercreditor Agreement dated on or about the date of this Agreement among The Bank of Nova Scotia, Denison, the Borrower, the Lender, Centaurus Royalties Ltd and APG, as amended, supplemented or otherwise modified from time to time.
“JEB Mill” has the meaning given to it in the Toll Milling Agreement.
“Joint Venture Agreement” means the joint venture agreement dated March 17, 1993 between the Borrower (as assignee of the interest of Denison Energy Inc.), OURD (Canada) Co. Ltd. and AREVA Resources Canada Inc., as successor in interest to Total Minatco Ltd., as amended by a first amending agreement dated December 1, 2000, and subsequently amended by a second amending agreement dated January 1, 2002, as it may be amended, restated, supplemented or otherwise modified from time to time.
“Lender” means 9373721 Canada Inc., together with its successors and assigns permitted pursuant to Section 8.1 hereof.
“LIBOR” means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed on pages LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters and if that rate is less than one per cent. (1.00%), LIBOR shall be deemed to be one per cent. (1.00%).
“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation, royalty or other security interest or encumbrance of whatever kind or nature, regardless of the form and whether consensual or arising by law (statutory or otherwise), that secures payment of any indebtedness or liability or the observance or performance of any obligation.
“Loan” means the loan made pursuant to Section 2.1 of this Agreement.
“Loan Collateral Account” means the Dollar denominated bank account held at The Bank of Nova Scotia identified as a collateral security account in the blocked account agreement dated on or about the date of this Agreement between the Lender, the Borrower, Anglo Pacific Group PLC, and The Bank of Nova Scotia with account number [account number redacted] (or such account as may replace this account as the loan collateral account from time to time in accordance therewith).
“Loan Collateral Account Shortfall” means, as of a specified time, any amount required to have been deposited and held on deposit in the Loan Collateral Account as of such time, but which has not been so deposited by the Borrower in default of its obligations pursuant to Section 5.9(b) or Section 5.11 or which has been withdrawn by the Borrower from the Loan Collateral Account in contravention of the Loan Documents.
“Loan Documents” means this Agreement, each Guarantee, the Security Documents, the Intercreditor Agreement and all other instruments, documents, guaranties and agreements executed by or on behalf of the Borrower and delivered concurrently herewith or at any time hereafter to or for the Lender in connection with the Loan or any other transaction contemplated by this Agreement, all as amended, restated, supplemented or modified from time to time.
“Loan Stream” means the Borrower’s rights, interests and entitlements to the Borrower Toll Revenues that arise on throughput from July 1, 2016 up to the Production Threshold, which, for greater certainty, excludes those Borrower Toll Revenues forming part of the Streaming Agreement.
“Loan Stream Impairment” means, as a result of a specified event or circumstance, that the aggregate amount payable to the Lender in respect of or determined by reference to the Loan Stream would be reduced or the timing of any payments in respect of the Loan Stream would be delayed.
“Loan Stream NPV” means, as of a specified date, the net present value of the sum of amounts equal to the Borrower Toll Revenues in respect of the Loan Stream (as determined by the Valuation Expert based on (a) the Applicable Discount Rate and (b) the Valuation Methodology) that would be deposited by the Borrower into the Loan Collateral Account and paid to the Lender hereunder on and after the specified date (and (1) for greater certainty, would include, without duplication, any Borrower Toll Revenues which the Borrower has actually received but not paid through to the Lender as of the specified date and any Borrower Toll Revenue that would be the subject of a deposit or deemed deposit (as defined in Section 5.9) under the Toll Milling Agreement in the Mill Operator’s account or such other account as may be provided for in accordance with the Toll Milling Agreement as of the specified date but which the Borrower has not made a deposit into the Loan Collateral Account and paid through to the Lender as of the specified date) and (2) without duplication of any Loan Collateral Account Shortfall), but for and determined without regard to any Event of Default or any breach by the Borrower of any Loan Document by the Borrower that has resulted in a Loan Stream Impairment or that could reasonably be expected to result in a Loan Stream Impairment in the future.
“Material Adverse Effect” means an event or circumstance that, taken alone or in conjunction with other events or circumstances, (a) gives rise to a Material Asset Effect; (b) gives rise to a Material Credit Effect; (c) results or could reasonably be expected to result in any reduction in the Borrower’s ownership interest in the McClean Lake Joint Venture below 22.5%; or (d) has or could be reasonably expected to have a material adverse effect upon (i) the ability of the Borrower or any Guarantor to perform its obligations under any Loan Document to which it is a party; or (ii) the validity or enforceability of any Loan Documents or the rights and remedies of the Lender thereunder.
“Material Asset Contracts” has the meaning given to it in Section 4.12.
“Material Asset Effect” means an event or circumstance that, together with other prevailing events and circumstances, has or could be reasonably expected to have a material adverse effect upon (a) the Loan Stream (and for this purpose any Loan Stream Impairment will be considered to be materially adverse); (b) the ability of the Borrower to perform its obligations under any Material Asset Contract; or (c) the validity or enforceability of any Material Asset Contract or the rights and remedies of the Borrower thereunder.
“Material Contracts” has the meaning given to it in Section 4.12.
“Material Credit Effect” means an event or circumstance that, together with other prevailing events and circumstances, has or could be reasonably expected to have a material adverse effect upon the creditworthiness of the Borrower; provided that no such event will be considered to have occurred or be continuing at any time if at such time the Borrower or Denison has provided and maintained Credit Support in amount which is not less than the Loan Stream NPV at that time. For this purpose, if the Borrower has provided Credit Support, the Borrower shall be entitled to assume that the Loan Stream NPV last calculated is equal to or greater than the actual Loan Stream NPV for the purposes of posting Credit Support under this Agreement, provided that the Lender shall be entitled (acting reasonably) to require the Loan Stream NPV to be recalculated or verified from time to time (at the expense of the Borrower). Any Credit Support which ceases to carry at least the Required Rating or otherwise ceases to satisfy the criteria for Credit Support shall be disregarded for the purpose of determining whether the Borrower has provided and maintains sufficient Credit Support.
“Maturity Date” means the thirteenth (13th) anniversary of the Closing Date.
“McClean Lake Joint Venture” means the Borrower, OURD (Canada) Co. Ltd. and AREVA Resources Canada Inc. operating as a joint venture in accordance with the Joint Venture Agreement, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Mill Operator” means the Mill Operator as such term is defined in the Toll Milling Agreement.
“Non-Ordinary Course Obligations” means, collectively and without duplication, (a) the obligation to pay any Additional Payment Amount; (b) any obligation arising upon the exercise by the Borrower of its right to prepay the Loan pursuant to Section 2.5(h); (c) any obligation to mandatorily repay the Loan pursuant to Section 2.5(i); and (d) any obligation pursuant to Section 7.2(a)(ii) to pay the Termination Sum.
“Obligations” means, collectively, (a) the Ordinary Course Obligations; and (b) the Non-Ordinary Course Obligations.
“Officer’s Certificate” means a certificate signed in the name of the Borrower by any of the Chief Executive Officer, the Chief Financial Officer or any other senior executive officer of the Borrower.
“Ordinary Course Obligations” means all obligations, liabilities and indebtedness of every nature of the Borrower from time to time owed to the Lender under the Loan Documents, including to pay the principal amount of the Loan, all debts, claims and indebtedness (whether incurred before or after the applicable Maturity Date), accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable including, without limitation, all interest, fees, costs and expenses accrued or incurred after the filing of any petition under any bankruptcy or insolvency law (and for greater certainty includes any payment obligation of the Borrower pursuant to Section 5.9), but excluding any Non-Ordinary Course Obligations, in each case together with the liabilities and indebtedness (including any default interest) arising with respect to such payment obligations.
“Outstanding Balance” means, with respect to the Loan on a day (a) the principal amount of the advance made to the Borrower on the Closing Date, minus (b) the sum of (i) all amounts paid to the Lender in respect of principal for the Loan to and including such day, including pursuant to any Guarantee; and (ii) all amounts remitted to any applicable Governmental Agency in respect of any deduction or withholding for Taxes made in accordance with Section 2.4 from any repayments of principal of the Loan to and including such day, including pursuant to any Guarantee.
“Payment Date” has the meaning given to that term in Section 2.5(g).
“Permitted Change of Control” means a Change of Control where, as of the effective time of the Change of Control occurring:
(a)
each Acquirer or its Ultimate Parent is obligated as a guarantor under a guarantee issued in favour of the Lender in respect of the same obligations as those to which the Denison Guarantee relates and to the same extent as provided under the Denison Guarantee, except that where such a guarantor is a non-resident of Canada, its guarantee shall include a gross up and indemnity (on terms which are satisfactory to the Lender, acting reasonably) in respect of any withholding Taxes in respect of payments made by the guarantor under the guarantee (provided, for the avoidance of doubt, that the Denison Guarantee and the DMI Share Pledge shall remain in full force and effect notwithstanding the provision of such an additional guarantee); and
(b)
each Acquirer or its Ultimate Parent satisfies the Acquirer Criteria.
“Permitted Encumbrances” means the following types of Liens:
(a)
Liens securing the Obligations, the APG Loan or the Streaming Agreement;
(b)
Liens for Taxes, assessments and governmental charges the payment of which is not yet due and payable or which are being contested in good faith by the Borrower and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;
(c)
pledges, deposits and Liens in connection with workers’ compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by law;
(d)
rights of set-off or bankers’ Liens upon deposits of cash or broker’s Liens upon securities in favour of financial institutions, banks or other depositary institutions to a maximum of $[dollar amount redacted];
(e)
Liens upon the BNS Collateral securing the BNS Obligations as at the date of this Agreement or as Refinanced or Modified as permitted under the Intercreditor Agreement (“BNS Collateral”, “BNS Obligations”, “Refinanced” and “Modified” having the meanings given to them in the Intercreditor Agreement);
(f)
Liens listed on Schedule 1-B of the Disclosure Letter – Permitted Encumbrances and Permitted Indebtedness;
(g)
Liens ranking junior to the Liens securing the Obligations and the APG Loan (provided that no junior Liens may be created on the Collateral) and provided further that amendments to the Loan Documents (including the Intercreditor Agreement) and/or supplementary Loan Documents have been entered into, in each case on terms which are satisfactory to the Lender (acting reasonably), to establish and address the junior ranking priority of the new Liens granted to the third party, including by expanding the Lender’s collateral package to include Liens over the relevant Borrower Property; or
(h)
Liens in respect of the Borrower’s interest in Equity Securities of any Project Finance Subsidiary.
“Permitted Indebtedness” means the following types of Indebtedness:
(a)
Indebtedness of the Borrower under any of the Loan Documents and the Streaming Agreement;
(b)
trade payables and normal accruals of the Borrower in the ordinary course of business not more than 90 days past due or with respect to which the Borrower is contesting in good faith the amount or validity thereof by appropriate proceedings and then only to the extent that the Borrower has established adequate reserves therefor, if required under GAAP;
(c)
reimbursement obligations of the Borrower for reasonable travel expenses;
(d)
Indebtedness of the Borrower listed on Schedule 1-B of the Disclosure Letter – Permitted Encumbrances and Permitted Indebtedness;
(e)
Indebtedness of the Borrower that is subordinated to all of the Indebtedness arising from time to time under the Loan Documents;
(f)
any guarantee by the Borrower of obligations of a Project Finance Subsidiary provided that the beneficiary’s recourse to the assets of the Borrower under such guarantee is limited to the Borrower’s interest in the Equity Securities of the Project Finance Subsidiary;
(g)
Indebtedness of the Borrower which constitutes BNS Obligations as at the date of this Agreement or as Refinanced or Modified as permitted under the Intercreditor Agreement (“BNS Obligations”, “Refinanced” and “Modified” having the meanings given to them in the Intercreditor Agreement);
(h)
Indebtedness of the Borrower in respect of capital leases provided that:
(i)
the aggregate amount of such Indebtedness incurred and outstanding at any time shall not exceed $[dollar amount redacted]; and
(ii)        the terms of such capital leases provide that, in the event of any default of the Borrower under a capital lease, the recourse of the lessor is to the equipment leased thereunder and to any unpaid rental amounts;
(i)
Indebtedness of the Borrower in connection with performance bonds (or similar instruments) issued on behalf of the Borrower with respect to performance obligations of Denison Environmental Services (a division of the Borrower) which arise in the ordinary course of business, and provided that the aggregate amount owing under all such Indebtedness contemplated by this paragraph (i) shall not exceed [percentage redacted]% of the revenue generated by Denison Environmental Services in any calendar year (and for such purpose revenue shall be calculated by reference to the most recent financial statements of the Borrower delivered to the Lender pursuant to this Agreement); and
(j)
Indebtedness of the Borrower, other than the types of Indebtedness contemplated in clauses (a) to (i) of this definition, the creation, incurrence, assumption or guarantee of which would not be reasonably expected to have a Material Credit Effect, provided that the aggregate amount owing under all such Indebtedness contemplated by this clause (j) shall not exceed $[dollar amount redacted] at any time during the Initial Reference Period.
“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and Governmental Agencies and political subdivisions thereof.
“Production Threshold” means 215 million pounds of U3O8 production from throughput from the Cigar Lake Mine and produced by the JEB Mill, from and after July 1, 2016.
“Production Threshold Attainment Date” means the date on which the aggregate production of U3O8 from throughput from the Cigar Lake Mine and produced by the JEB Mill from and after July 1, 2016 reaches the Production Threshold.
“Project Financing Lender” has the meaning given to such term in the definition of “Acceptable Project Financing”.
“Project Finance Subsidiary” means a wholly-owned Subsidiary of the Borrower established or acquired by the Borrower for the purpose of or in connection with financing one or more Qualifying Projects.
“Qualifying Project” means any bona fide mining development where (a) the amount of the financing to be provided by the Project Financing Lender in relation to the mining development is at least US$[dollar amount redacted]; and (b) such financing, when combined with other committed sources of financing, is reasonably sufficient to bring the mining development into production.
“Related Contractual Rights” means the following rights: (a) the right to provide written notice, on behalf of the Borrower, directing the Mill Operator to deposit the Borrower Toll Revenues comprising the Loan Stream directly into the Loan Collateral Account; and (b) an irrevocable limited power of attorney (coupled with an interest) from the Borrower to and in favour of the Lender (or its designee) entitling the Lender (or its designee) to provide the notice described in (a).
“Required Rating” means, in the case of short-term unsecured indebtedness, a rating from a nationally recognized credit rating agency equivalent to at least “R-1 (middle)” by DBRS Inc.
“Security Documents” means all security agreements identified on Schedule “B”, attached hereto, and other documents, instruments and agreements now or hereafter securing (or given with the intent to secure) the Obligations.
“Streaming Agreement” means the streaming agreement entered into on or about the date of this Agreement between the Borrower and Centaurus Royalties Ltd.
“Subsidiary” means, if applicable, with respect to any Person, any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by such Person (or any of its other Subsidiaries).
“Taxes” means all present and future, foreign and domestic federal, provincial, state, municipal and other governmental, taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any taxation authority (including income, capital, withholding, consumption, sales, use, transfer, harmonized sales tax, goods and services or other value-added, excise, customs duties, net worth, franchise, payroll, employer health and other taxes) together with all fines, interest, penalties on or in respect of imposed by a taxation authority.
“Termination Sum” has the meaning given to it in Section 7.2(a)(ii).
“Toll Milling Agreement” means the First Amended and Restated JEB Mill Toll Milling Agreement, dated November 30, 2011 and entered into between the McClean Lake Joint Venture and the Cigar Lake Joint Venture, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Tolling Fee” has the meaning given to it in the Toll Milling Agreement or the equivalent term for the corresponding toll milling service payments in the event that the tolling fee is amended or the Toll Milling Agreement is replaced.
“Ultimate Parent” in relation to a Person means the Person which is not itself subject to Control but which has Control of that first Person, either directly or through a chain of Persons each of which has Control over the next Person in the chain, or if the first Person has no Ultimate Parent, it means that Person.
“US Dollars” and “US$” means lawful money of the United States of America.
“Valuation Expert” means KPMG, or if not available to act, such other major audit firm as may be designated by the Lender (acting reasonably) from one of PricewaterhouseCoopers Canada, Deloitte LLP or Ernst & Young.
“Valuation Methodology” means, in relation to a determination hereunder of the Loan Stream NPV at a specified time, a calculation based on or that has regard to the following: (a) the Applicable Discount Rate; (b) an inflation rate equal to 2% per annum; (c) an assumption that the JEB Mill is and will be operated by the Mill Operator on a basis that is consistent with its past practices or by Persons that have the financial, operational and technical capability of a prudent operator; (d) reasonable assumptions and forecasts regarding the quantities of ores from the Cigar Lake Mine to be processed at the JEB Mill during the term of the Loan having regard to the then most recently delivered technical reports for the Cigar Lake Mine; and (e) reasonable assumptions and forecasts with respect to future tolling prices.
“Wheeler River Project” means the uranium exploration and development project in respect of the Wheeler River property, which is comprised of 19 claims in northern Saskatchewan held as a joint venture between the Borrower, Cameco Corporation and JCU (Canada) Exploration Co. Ltd, (such property being identified as the Wheeler River J.V. Property on Schedule C, located approximately 260 kilometres north of La Ronge and 110 kilometres southwest of Points North Landing, with the centre of the property being located approximately 35 kilometres north-northeast of Cameco’s Key Lake Operation and 35 kilometres southwest of Cameco’s McArthur River Mine).
1.2
Accounting Terms.
For purposes of this Agreement, all accounting terms not otherwise defined herein including assets and liabilities shall have the meanings given to such terms in conformity with GAAP. Financial statements furnished to the Lender pursuant to Section 5.1 hereof shall be prepared in accordance with GAAP on a consistent basis.
1.3
Other Definitional Provisions.
References to “Sections”, “subsections”, “Schedules” and “Exhibits” shall be to Sections, subsections, Schedules and Exhibits, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in Section 1.1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. In this Agreement, words importing any gender include the other genders; the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; except as otherwise indicated (e.g., by references to agreements “as in effect as of the date hereof” or words to that effect), references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement or any other Loan Document; references to Persons include their respective permitted successors and assigns or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations.
2
LOAN AND COLLATERAL
2.1
Loan
Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Borrower set forth herein and of the Borrower and Denison set forth in the other Loan Documents, the Lender agrees to loan to the Borrower $40,800,000, to be advanced in full on the Closing Date.
2.2
The Loan Collateral Account
The Borrower confirms that it has opened the Loan Collateral Account on or before the date of this Agreement. Funds in the Loan Collateral Account shall not be commingled with any other monies. The Loan Collateral Account shall be in the name of the Borrower and amounts on deposit therein shall, at the time of deposit, be irrevocably and unconditionally appropriated for the purpose of making, and shall be applied in accordance with Section 2.5(g) to make, the payments owing hereunder, subject to any applicable withholding or deduction of Taxes in accordance with Section 2.4. Upon the payment in full of the Loan and the satisfaction in full of the Obligations, all amounts on deposit in the Loan Collateral Account shall be released and remitted to the Borrower without restriction.
2.3
Evidence of Indebtedness.
The Outstanding Balance and other amounts paid and payable in respect of the Loan shall be recorded in and evidenced by one or more loan accounts maintained by the Lender. The loan accounts maintained by the Lender shall be conclusive evidence absent manifest error of the amount of the Outstanding Balance and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay all amounts owing with respect to the Loan. At the request of the Lender, the Borrower shall execute and deliver for the account of the Lender one or more promissory notes as additional evidence of the Indebtedness of the Borrower to the Lender resulting from the Loan made by the Lender.
2.4
Taxes.
(a)
Any and all amounts payable to the Lender by the Borrower hereunder shall be made net of and after any deduction or withholding for any Taxes, if any, required to be withheld or deducted by law or the interpretation thereof by the applicable Governmental Agency (except where the deduction or withholding arises as a direct consequence of a breach by the Borrower or any Guarantor of the terms of any Loan Document).
(b)
Whenever any Taxes are remitted by the Borrower on account of amounts required to be deducted or withheld by law or the interpretation thereof by the applicable Governmental Agency, as promptly as possible thereafter the Borrower shall send to the Lender a certified copy of an original or a certified copy of an official receipt received by the Borrower showing the remittance thereof or such other evidence of remittance as may be reasonably satisfactory to the Lender.
(c)
The agreements in this Section 2.4 shall survive the termination of this Agreement and the payment and satisfaction of the Loan and all other Obligations hereunder.
2.5
Payments and Prepayments.
(a)
Interest. Subject to Section 2.5(b), interest shall accrue and compound on the Outstanding Balance on a quarterly basis from (and including) the Closing Date to (but excluding) the repayment (including any prepayment, mandatory repayment or payment of the Termination Sum) of the Loan, at a rate of 10.0001% per annum, which interest will accrue quarterly in arrears, based on the Outstanding Balance as of each Payment Date.
(b)
Default Rate. In the event that any amount of principal of or interest on the Outstanding Balance, or any other amount payable hereunder or under the Loan Documents, is not paid in full when due (whether at stated maturity, by acceleration or otherwise), interest shall accrue on such unpaid principal, interest or other amount, from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate per annum equal at all times to three-month LIBOR (calculated on or about the due date and each date on which interest is compounded under this section) plus twelve per cent. (12.00%) per annum, calculated and compounded monthly in arrears. Additionally, and without limiting the foregoing, during the existence of any Event of Default, interest shall accrue on the unpaid principal amount of the entire Outstanding Balance, at a rate per annum equal at all times to three-month LIBOR (calculated on or about the due date and each date on which interest is compounded under this section) plus twelve per cent. (12.00%) per annum, calculated and compounded monthly in arrears. Payment of any such interest at the rate described above shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies under the Loan Documents.
(c)
Interest Payments. The Borrower shall pay accrued and unpaid interest on a quarterly basis on each Payment Date, subject to and in accordance with Section 2.5(g).
(d)
Payments on Business Days. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest or fees due hereunder. Subject to Section 2.4(a), the Borrower shall make each payment under the Loan Documents unconditionally in full without setoff, counterclaim or, to the extent permitted by applicable law, other defense, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings, and all liabilities with respect thereto. Each payment shall be made not later than 12:00 noon (Toronto time) on the day when due to the Lender in Dollars and in same day funds, or such other funds as shall be separately agreed upon by the Borrower and the Lender, in accordance with the Lender’s payment instructions.
(e)
Computations. All computations of interest hereunder shall be made on the basis of a year of 360 days with 12 30-day months. For the purposes of the Interest Act (Canada), (i) if a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year the yearly rate of interest to which the said rate is equivalent is the said rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by the number of days in such period, (ii) the rate of interest stipulated for the Loan is intended to be a nominal rate and not an effective rate or yield, and (iii) the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement.
(f)
Highest Lawful Rate. The Borrower agrees to pay an effective rate of interest equal to the sum of (i) the interest otherwise payable pursuant to Sections 2.5(a) and (b) of this Agreement, plus (ii) the additional interest, if any, which may be deemed to result from any charge or fee in the nature of interest from time to time to be paid by the Borrower pursuant to the terms of this Agreement, any other Loan Document or other document executed and delivered in connection herewith. The total liability of the Borrower for the payment of such interest shall not exceed the applicable limit imposed by the usury laws of any applicable jurisdiction. If the Lender receives interest in an amount which exceeds such limit, such excess amount shall be applied instead to the reduction of the unpaid principal balance and not to the payment of interest, or at the Lender’s election the surplus shall be remitted to the Borrower by the Lender, and the Borrower hereby agrees to accept such remittance.
(g)
Ongoing Repayment. The principal amount of the Loan shall be repayable in installments in accordance with this section. Unless and until a voluntary prepayment has occurred pursuant to Section 2.5(h), a mandatory prepayment has occurred pursuant to or Section 2.5(i) or a termination has occurred pursuant to Section 7.2 and the Termination Sum has become payable in accordance therewith, by no later than 1:00 p.m. (Toronto time) on the last day of each Fiscal Quarter following the Closing Date (each, a “Payment Date”) and on the Maturity Date, the Borrower shall transfer to an account specified in writing by the Lender all Available Funds on deposit in the Loan Collateral Account with respect to the related Accumulation Period. Such transferred amounts shall be applied as payments by the Borrower of the following amounts, and in the following order of priority: (i) first, on account of accrued and unpaid interest due to the Lender, including any accrued and unpaid interest from an earlier Payment Date; and (ii) second, the balance of such Available Funds, to be applied in repayment of outstanding principal owing in respect of the Loan. In the event that the Available Funds on deposit in the Loan Collateral Account are not sufficient to pay the quarterly interest accrued as of the applicable Payment Date, no payment default will be considered to have occurred in respect of this Agreement and the amount of such unpaid interest will be paid on a subsequent Payment Date as Available Funds permit. The Borrower and the Lender acknowledge that amounts paid to the Lender on a Payment Date pursuant to this Section 2.5(g) will be withdrawn from the Loan Collateral Account and applied to pay amounts owing under the APG Loan on the Payment Date, in accordance with the requirements of the APG Loan.
(h)
Voluntary Prepayment. If the Borrower determines to enter into an Acceptable Project Financing that requires the Lender to agree to intercreditor terms with the applicable Project Financing Lender, the Borrower and the Lender shall negotiate such intercreditor terms in good faith, at reasonable times and on reasonable notice; provided that the Lender shall be under no obligation to commence negotiating such intercreditor terms before the date falling four years and six months after the Closing Date. If (i) such Acceptable Project Financing requires the Lender to agree to intercreditor terms with the applicable Project Financing Lender and (ii) after 6 months of negotiation following the date on which the Borrower provides a copy of a credit approved term sheet for such Acceptable Project Financing to the Lender, there is no agreement on such intercreditor terms among the parties thereto (including the Project Financing Lender and any other applicable secured parties), then the Borrower may, at its option, prepay the Loan, in whole but not in part, to facilitate such Acceptable Project Financing (x) at any time on or after the [number redacted] anniversary of the Closing Date, if the Acceptable Project Financing is in respect of the Wheeler River Project, or (y) at any time on or after the [number redacted] anniversary of the Closing Date, if the Acceptable Project Financing is in respect of a Qualifying Project other than the Wheeler River Project. If the Borrower elects to prepay the Loan in accordance with this Section 2.5(h), it shall pay to the Lender an amount equal to the higher of: (i) the Applicable Multiple of the original principal amount of the Loan, less the amount paid to the Lender in respect of interest and principal owing under the Loan prior to the time of the prepayment; and (ii) the sum of (x) the lesser of (1) the Loan Stream NPV as of time of the prepayment plus (without duplication) any Loan Collateral Account Shortfall as of the time of the prepayment and (2) the aggregate amount owing in respect of the Ordinary Course Obligations as of time of the prepayment, (y) any Early Repayment Breakage Amount as of time of the prepayment and (z) without duplication of any Loan Collateral Account Shortfall, the amount of any Additional Payment Amount that remains outstanding as of the time of the prepayment.
(i)
Mandatory Repayment on Change of Control. If a Change of Control occurs during the period from and including the Closing Date to and excluding the eighth (8th) anniversary of the Closing Date, unless the Change of Control is a Permitted Change of Control or the Lender has approved the Change of Control in writing before it occurred:
(i)
the Borrower shall promptly notify the Lender upon becoming aware of the Change of Control; and
(ii)
the Lender shall have the right, upon written notice to the Borrower given within twenty (20) Business Days of receipt of the Borrower’s notice under paragraph (i) above, to require the Borrower, as a mandatory repayment of the Loan, to pay to the Lender an amount equal to the sum of (x) the lesser of (1) the Loan Stream NPV as of time of the repayment plus (without duplication) any Loan Collateral Account Shortfall as of the time of the repayment and (2) the aggregate amount owing in respect of the Ordinary Course Obligations as of time of the repayment, (y) any Early Repayment Breakage Amount as of time of the repayment and (z) without duplication of any Loan Collateral Account Shortfall, the amount of any Additional Payment Amount that remains outstanding as of the time of the repayment.
(j)
Repayment on Maturity. Unless and until a voluntary prepayment has occurred pursuant to Section 2.5(h), a mandatory repayment has occurred pursuant to Section 2.5(i) or a termination has occurred pursuant to Section 7.2 and the Termination Sum has become payable in accordance therewith, in each case prior to the Maturity Date, by no later than 1:00 p.m. (Toronto time) on the Maturity Date, the Borrower shall repay the Outstanding Balance, accrued unpaid interest and all other amounts due and payable hereunder outstanding on the Maturity Date. In the event that the Available Funds on deposit in the Loan Collateral Account on the Maturity Date are not sufficient to pay the Outstanding Balance of the Loan as of the Maturity Date (together with accrued and unpaid interest thereon and all other amounts due and payable hereunder), no payment default will be considered to have occurred in respect of the Loan and the Outstanding Balance and accrued and unpaid interest thereon and all other amounts due and payable hereunder shall continue to be payable (in the case of Ordinary Course Obligations, from and to the extent of amounts of Borrower Toll Revenues (including amounts paid by the Borrower pursuant to Section 5.9) arising under the Loan Stream) on and after the Maturity Date. The Borrower and the Lender acknowledge that amounts paid to the Lender on a Payment Date pursuant to this Section 2.5(j) will be withdrawn from the Loan Collateral Account and applied to pay amounts owing under the APG Loan on the Maturity Date, in accordance with the requirements of the APG Loan.
(k)
Payment and Discharge. Subject to Section 8.6, the payment in full of amounts due and payable pursuant to (i) Section 2.5(h); (ii) Section 2.5(i); (iii) Section 2.5(j); or (iv) Section 7.2(a) shall, and shall be deemed to, constitute full and final payment of the Loan and all other amounts owing or accruing due by the Borrower under this Agreement and the Outstanding Balance shall be deemed to have been reduced to zero, whereupon all such Obligations shall be, and shall be deemed for all purposes to have been, satisfied and the Borrower shall be discharged therefrom.
2.6
Limited Recourse.
(a)
The recourse of the Lender against the Borrower for Ordinary Course Obligations shall be limited to the Collateral and the Lender shall have no right to recover any deficiency out of the Borrower Property should the Collateral prove insufficient to discharge such Ordinary Course Obligations. No Default or Event of Default shall occur as a result solely of the Available Funds on deposit in the Loan Collateral Account on a Payment Date not being sufficient to pay the accrued interest as at that Payment Date or the Available Funds on deposit in the Loan Collateral Account on the Maturity Date not being sufficient to pay all amounts owing under the Loan on the Maturity Date.
(b)
The Lender, by execution of this Agreement, hereby acknowledges and agrees that it will look solely to the Collateral for payment of all Ordinary Course Obligations of the Borrower under this Agreement and the aggregate liability of the Borrower under this Agreement in respect of the Ordinary Course Obligations shall be limited to the amount that may be satisfied from the Collateral.
(c)
Upon the application of all of the proceeds of the Collateral, all of the Borrower’s Ordinary Course Obligations under this Agreement shall be deemed to be satisfied and the Borrower shall be discharged therefrom.
(d)
For greater certainty, the Lender’s rights against the Borrower under this Agreement for payment of any Non-Ordinary Course Obligations or (without duplication) any Loan Collateral Account Shortfall shall not be limited recourse to the Collateral, and the Lender shall have the right to recovery in respect of such amounts payable out of the Borrower Property, including the Collateral, and by exercising its rights under any Guarantee and the DMI Share Pledge.
3
CONDITIONS TO CLOSING
3.1
Conditions to Closing.
The advance of the Loan on the Closing Date is subject to satisfaction (as determined by the Lender) of all of the conditions set forth below.
(a)
Closing Deliveries. The Lender shall have received, in form and substance satisfactory to the Lender, all documents, instruments and information identified on Schedule “A”, attached hereto (including, without limitation, all of the security documentation set forth therein).
(b)
Representations and Warranties. The representations and warranties contained herein and in the Loan Documents shall be true, correct and complete on and as of the Closing Date to the same extent as though made on and as of the Closing Date, except for any representation or warranty limited by its terms to a specific date.
(c)
No Default. No event shall have occurred and be continuing or would result from the consummation of the transactions contemplated by the Loan Documents that would constitute an Event of Default or a Default.
(d)
Performance of Agreements. The Borrower shall have performed all agreements and satisfied all conditions which any Loan Document provides shall be performed or satisfied by the Borrower on or before the Closing Date.
(e)
No Prohibition. No order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain the Lender from advancing the Loan.
(f)
No Litigation. There is not pending or, to the knowledge of the Borrower, threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting the Borrower or its assets that has not been disclosed to the Lender by the Borrower in writing, and nothing has occurred and there has been no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration that, in the opinion of the Lender, would reasonably be expected to have a Material Adverse Effect.
(g)
No Material Adverse Effect. The Lender shall have received evidence reasonably satisfactory to it that nothing has occurred from July 1, 2016 to the Closing Date which would reasonably be expected to have a Material Adverse Effect.
(h)
Loan Collateral Account. The Borrower shall have established the Loan Collateral Account in accordance with the terms of this Agreement.
(i)
APG Loan. The Lender shall have entered into and received the proceeds of the APG Loan.
4
BORROWER’S REPRESENTATIONS AND WARRANTIES
To induce the Lender to enter into this Agreement, and to fund the Loan, the Borrower represents and warrants to the Lender that the following statements are true, correct and complete. Such representations and warranties, and all other representations and warranties made by the Borrower herein or in the other Loan Documents, shall survive the execution and delivery of this Agreement and the closing contemplated hereby:
4.1
Organization; Powers; Capitalization.
(a)
Organization and Powers. The Borrower:
(i)
is an entity duly organized, validly existing and, in good standing under the laws of the jurisdiction of its incorporation or formation and is qualified to do business in all jurisdictions where such qualification is required except where failure to be so qualified would not be reasonably expected to have a Material Adverse Effect
(ii)
has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted except where failure could not reasonably be expected to have a Material Adverse Effect; and
(iii)
has all requisite power and authority to enter into each Loan Document to which it is a party and to consummate the transactions contemplated by each of the Loan Documents and otherwise to carry out its obligations hereunder and thereunder.
(b)
Capitalization. As of the date hereof, the Capital Stock of the Borrower is as set forth on Schedule 4.1(b) of the Disclosure Letter. All Capital Stock of the Borrower is duly authorized and validly issued, fully paid, non-assessable, free and clear of all Liens other than Permitted Encumbrances and such shares of Capital Stock were issued in compliance in all material respects with all applicable provincial, local, state and federal laws concerning the issuance of securities. As of the date hereof, no Capital Stock of the Borrower is issued and outstanding other than described above. As of the date hereof, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition from the Borrower of any Equity Securities except as set forth on Schedule 4.1(b) of the Disclosure Letter.
4.2
Authorization of Borrowing; No Conflict.
The Borrower has the power and authority to incur the Obligations. The execution, delivery and performance of the Loan Documents by the Borrower has been duly authorized by all necessary company and shareholder action. The execution, delivery and performance of the Loan Documents by the Borrower and the consummation of the transactions contemplated by this Agreement and the other Loan Documents by the Borrower, do not contravene and will not be in contravention of any applicable law, the corporate charter or bylaws or articles of organization of the Borrower or any agreement or order by which it or any of its property is bound, except where the contravention would not be reasonably expected to have a Material Adverse Effect. This Agreement and the other Loan Documents, to which the Borrower is a party, when executed and delivered, are and will be, the legally valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to any equitable principles limiting the right to obtain specific performance of any such obligation.
4.3
Financial Condition.
The consolidated financial statements for the years ended December 31, 2014, and December 31, 2015, together with the related notes, concerning Denison which have been or will hereafter be furnished by the Borrower to the Lender pursuant to this Agreement (a) have been, or will be, prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein); (b) do or will present fairly the consolidated financial condition of Denison as at the dates thereof and the results of its operations for the periods then ended; and (c) accurately reflect the financial condition of Denison in all material respects as at such date. There has been no event or development which has had, or is reasonably likely to have, a Material Adverse Effect since July 1, 2016.
4.4
Indebtedness and Liabilities.
As of the date hereof, the Borrower does not have any Indebtedness, except for Permitted Indebtedness or in each case, as reflected on the most recent financial statements delivered to the Lender on or before the date hereof or, in each case, as incurred in the ordinary course of business following the date of the most recent financial statements delivered to the Lender.
4.5
Title to Properties; Liens.
(a)
The Borrower has:
(i)
good, sufficient and legal title, subject to Permitted Encumbrances, to the Loan Stream, its ownership interest in the McClean Lake Joint Venture and its rights under the Material Asset Contracts; and
(ii)
good, sufficient and legal title, subject to Permitted Encumbrances, to the Borrower Property.
(b)
Except for Permitted Encumbrances, the Loan Stream, and the Borrower’s ownership interest in the McClean Lake Joint Venture and its rights under the Material Asset Contracts are free and clear of Liens.
(c)
Except for Permitted Encumbrances, the Borrower Property is free and clear of Liens.
(d)
To the knowledge of the Borrower, there are no actual, threatened (in writing and received by the Borrower) or alleged (in writing and received by the Borrower) defaults with respect to any material leases of real property under which the Borrower is lessee that would reasonably be expected to have a Material Credit Effect.
4.6
Litigation; Adverse Facts.
(a)
Except as set forth on Schedule 4.6 of the Disclosure Letter, there are, as at the date hereof, no judgments outstanding against the Borrower or affecting any property of the Borrower nor is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its property, in each case that could reasonably be expected to have a Material Asset Effect. As at the date hereof, the Borrower has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed to any material liability, which could reasonably be expected to have a Material Asset Effect.
(b)
Except as set forth on Schedule 4.6 of the Disclosure Letter, there are, as at the date hereof, no judgments outstanding against the Borrower or the Borrower Property nor is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or the Borrower Property, in each case that that would reasonably be expected to have a Material Credit Effect. As at the date hereof, the Borrower has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed to any material liability, which would reasonably be expected to have a Material Credit Effect.
4.7
Performance of Agreements.
(a)
The Borrower is not in material default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Material Asset Contract, and no condition exists that, with the giving of notice or the lapse of time or both, would constitute such a material default on any such contract, in each case that could reasonably be expected to have a Material Asset Effect.
(b)
The Borrower is not in material default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Material Contract, and no condition exists that, with the giving of notice or the lapse of time or both, would constitute such a material default on any such contract, in each case that would reasonably be expected to have a Material Credit Effect.
4.8
Solvency.
After giving effect to the transactions contemplated by the Loan Documents, and, as of, from and after the date of this Agreement, no Insolvency Event has occurred or will occur in relation to the Borrower.
4.9
Absence of Defaults.
(a)
Except as set forth on Schedule 4.9 of the Disclosure Letter, as of the date hereof the Borrower is not in material default under its articles of incorporation, certificates of formation, bylaws or similar entity governance documents, and no event has occurred, which has not been remedied (to the extent expressly permitted hereunder) or waived in writing by the Lender, which constitutes an event of default, or which constitutes, or, to the knowledge of the Borrower, which with the passage of time or giving of notice or both would constitute, an event of default by the Borrower under any Material Asset Contract or by which the Loan Stream may be bound, except in each case where such default or event of default could not reasonably be expected to have Material Asset Effect.
(b)
Except as set forth on Schedule 4.9 of the Disclosure Letter, as of the date hereof the Borrower is not in material default under its articles of incorporation, certificates of formation, bylaws or operating agreements or similar entity governance documents, and no event has occurred, which has not been remedied (to the extent expressly permitted hereunder) or waived in writing by the Lender, which constitutes a Default or an Event of Default, or which constitutes, or, to the knowledge of the Borrower, which with the passage of time or giving of notice or both would constitute, a default or event of default by the Borrower under any Material Contract or material judgment, decree or order to which the Borrower is a party or by which its properties may be bound or which would require the Borrower to make any payment under any of the foregoing prior to the scheduled maturity date therefor, except where such default or event of default would not reasonably be expected to have Material Credit Effect.
4.10
Foreign Corrupt Practices.
Neither the Borrower nor any director, officer, agent, employee or other person acting on behalf of the Borrower has, in the course of his actions for, or on behalf of the Borrower, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated any provision of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
4.11
Absence of Changes.
Since the later of July 1, 2016 and the date of the most recently delivered financial statements:
(a)
there has not been any damage, destruction, loss, or other event, development or condition of any character (whether or not covered by insurance) that would reasonably be expected to have a Material Credit Effect;
(b)
the Borrower has not transferred, assigned, sold or otherwise disposed of (each a “Transfer”) any material assets shown or reflected in its financial statements or cancelled any material debts or entitlements, in each case that would reasonably be expected to have a Material Credit Effect;
(c)
the Borrower has not, directly or indirectly, declared or paid any dividends or declared or made any other payments or distribution on or in respect of any of its shares, in each case that would reasonably be expected to have a Material Credit Effect; and
(d)
the Borrower has not authorized, agreed or otherwise become committed to do any of the foregoing.
4.12
Material Contracts.
(a)
Schedule 4.12 of the Disclosure Letter sets forth all of the material contracts to which the Borrower is a party on the date hereof under which the Borrower’s rights, interests and entitlements under the Loan Stream or its ownership interest in the McClean Lake Joint Venture arise (the “Material Asset Contracts”). The Borrower is not in material default under any Material Asset Contract and no claim of such a default has been made and no event has occurred which with the giving of notice or the lapse of time or both would constitute such a default other than a default that could not reasonably be expected to have a Material Asset Effect. To the knowledge of the Borrower, no other party to any Material Asset Contract is in default thereunder. Each of the Material Asset Contracts is in full force and effect and is a legal, valid and binding obligation of each party thereto. The Borrower is not aware of any proposed amendments (or any discussions which may lead to any proposed amendments) to the Joint Venture Agreement or the Toll Milling Agreement.
(b)
Schedule 4.12 of the Disclosure Letter sets forth or describes all of the material contracts to which the Borrower is a party on the date hereof (the “Material Contracts”). The Borrower is not in material default under any Material Contract and no claim of such a default has been made and no event has occurred which with the giving of notice or the lapse of time or both would constitute such a default other than a default that would not reasonably be expected to have a Material Credit Effect. To the knowledge of the Borrower, no other party to any Material Contract is in default thereunder. Each of the Material Contracts is in full force and effect and is a legal, valid and binding obligation of the Borrower and its Affiliates party thereto.
4.13
Disclosure.
(a)
None of the representations or warranties made by the Borrower in the Loan Documents as of the date of such representations and warranties, and, to the best knowledge of the Borrower’s current officers and directors, none of the statements contained in any other information with respect to the Borrower, including the Disclosure Letter, any certificate at any time required pursuant to the terms of this Agreement and each exhibit or report, furnished by or on behalf of the Borrower to the Lender in connection with the Loan Documents, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading, in each case if the consequence of such misleading statement could have a Material Asset Effect. To the best of its knowledge, there is no material fact known to the Borrower that has had or could reasonably be expected to have a Material Asset Effect and that has not been fully disclosed herein or in such other documents, certificates and statements furnished to the Lender for use in connection with the transactions contemplated hereby.
(b)
None of the representations or warranties made by the Borrower in the Loan Documents as of the date of such representations and warranties, and, to the best knowledge of the Borrower’s current officers and directors, none of the statements contained in any other information with respect to the Borrower, including the Disclosure Letter, any certificate at any time required pursuant to the terms of this Agreement and each exhibit or report, furnished by or on behalf of the Borrower to the Lender in connection with the Loan Documents, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading, in each case if the consequence of such misleading statement would have a Material Adverse Effect. To the best of its knowledge, there is no material fact known to the Borrower that has had or would reasonably be expected to have a Material Adverse Effect and that has not been fully disclosed herein or in such other documents, certificates and statements furnished to the Lender for use in connection with the transactions contemplated hereby.
5
AFFIRMATIVE COVENANTS
The Borrower covenants and agrees that until payment and performance in full of all Obligations, unless the Lender shall otherwise give its prior written consent, the Borrower shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 5 applicable to such Person:
5.1
Financial Statements and Other Reports.
The Borrower shall maintain a system of accounting, and keep such books, records and accounts (which shall be true and complete in all material respects), as may be required or as may be necessary to permit the performance of an annual audit and the preparation of financial statements in accordance with GAAP, consistently applied. The Borrower will deliver to the Lender the information described below until payment and performance in full of all Obligations (other than contingent Obligations not yet due).
(a)
Quarterly Financials. As soon as available and in any event within 60 days after the end of each fiscal quarter of each Fiscal Year other than the fourth quarter of each Fiscal Year (the financial information in respect of which will be included with the year-end financial statements delivered pursuant to Section 5.1(b)), the Borrower shall deliver the consolidated balance sheet of Denison, as adjusted in conformity with GAAP, as at the end of such fiscal quarter and the related consolidated statements of income, shareholders’ equity and cash flow for such fiscal quarter and for the period from the beginning of such Fiscal Year to the end of such fiscal quarter (provided that the Borrower shall not be required to deliver such information to the Lender for so long as such information is publicly available on its website).
(b)
Year-End Financials. In addition to the relevant quarterly financial statements referred to in Section 5.1(a), as soon as available and in any event within 120 days after the end of each Fiscal Year, the Borrower shall deliver to the Lender: (i) the audited consolidated and consolidating balance sheet of Denison and its Subsidiaries as at the end of such Fiscal Year and the related audited consolidated and consolidating statements of income, shareholders’ equity and cash flow for such Fiscal Year; (ii) a report with respect to such audited financial statements from Denison auditors, which report shall be unqualified as to going concern and as to scope of audit of Denison (in each case in relation to any matters that could reasonably be expected to have a Material Credit Effect) and shall state that (x) such audited financial statements present fairly the consolidated financial position of Denison as at the dates indicated and the results of its operations and cash flow for the periods indicated in conformity with GAAP applied on a basis consistent with prior years, and (y) that the examination by such auditors in connection with such audited financial statements has been made in accordance with generally accepted auditing standards (provided that the Borrower shall not be required to deliver such information to the Lender for so long as such information is publicly available on its website).
(c)
Events of Default, etc. On the second (2nd) Business Day following the day any senior officer of the Borrower obtains knowledge of any of the following events or conditions the Borrower shall deliver or cause to be delivered to the Lender an Officer’s Certificate specifying the nature and period of existence of such condition or event and what action the Borrower has taken, is taking, and proposes to take, with respect thereto: (i) any condition or event that constitutes an Event of Default or Default; (ii) any notice of default that any Person has given to the Borrower or any other action taken with respect to a claimed default under any Material Asset Contract if such default could reasonably be expected to have a Material Asset Effect; (iii) any other notice of default that any Person has given to the Borrower or any other action taken with respect to a claimed default under any Material Contract if such default would reasonably be expected to have a Material Adverse Effect; (iv) any other matter relating to the Collateral, the McClean Lake Joint Venture or the Material Asset Contracts which could reasonably be expected to have a Material Asset Effect; or (v) any other matter which relates to the shares of the Borrower or the operations or financial condition of the Borrower or any Guarantor and which could reasonably be expected to have a Material Adverse Effect.
(d)
Other Information. With reasonable promptness, the Borrower shall deliver such other information and data as may be available to and disclosable by the Borrower with respect to the Borrower, any Guarantor, the shares of the Borrower or the Borrower Property as the Lender may reasonably request from time to time, including reasonably requested updates to projections, in each case to the extent that such information and data pertains to matters that could reasonably be expected to have a Material Adverse Effect.
5.2
Information regarding the Collateral, the McClean Lake Joint Venture and the Material Asset Contracts
The Borrower shall deliver to the Lender:
(a)
a copy of each Billing Notice and each notice, invoice, receipt or payment confirmation to the extent relating to payment of the Tolling Fee or Borrower Toll Revenues on the Business Day following receipt by the Borrower of such document;
(b)
notification of any deposits (or deemed deposits for the purposes of this Agreement) by the Cigar Lake Joint Venture or any CLJV Individual Owner into the Mill Operator’s account, the amount thereof and any distribution or payment of the proceeds by the Mill Operator or the McClean Lake Joint Venture to the Borrower on the Business Day following receipt by the Borrower of such document or payment;
(c)
notification of any failure by the Cigar Lake Joint Venture or any CLJV Individual Owner to pay any Tolling Fee or any amount set out in a Billing Notice on the due date for payment on the Business Day following receipt by the Borrower of notification of such default;
(d)
notification of any amendment, variation, supplement to or replacement of any Material Asset Contract promptly after receipt by the Borrower;
(e)
notification of any termination or proposed termination of any Material Asset Contract promptly after receipt by the Borrower;
(f)
notification of any proposed amendment, variation or supplement to any Material Asset Contract where such amendment, variation or supplement relates to the Loan Stream or could reasonably be expected to have a Material Asset Effect, promptly after receipt by the Borrower;
(g)
statements of account or financial reports relating to the McClean Lake Joint Venture or the Material Asset Contracts, to the extent that such documents relate to the Loan Stream or the Borrower Toll Revenues or involve matters which could reasonably be expected to have a Material Asset Effect, promptly after receipt by the Borrower; and
(h)
promptly following request, such other information or data relating to the Loan Stream, the Borrower Toll Revenues, the McClean Lake Joint Venture or the Material Asset Contracts as the Lender may reasonably request from time to time.
5.3
Inspection.
(a)
The Borrower shall, at the cost and expense of the Lender and subject to compliance with any applicable confidentiality and security requirements, permit the Lender and any authorized representatives designated by the Lender to make an annual site visit to the JEB Mill, and to review its financial and accounting records relating to the Loan Stream, and in conjunction with such inspection, to make copies and take extracts therefrom, and to discuss its related affairs, finances and business with its officers, at such reasonable times during normal business hours and as often as may be reasonably requested.
(b)
Subject to compliance with any applicable confidentiality and security requirements, the Borrower shall, at its sole cost and expense, permit the Lender and any such authorized representatives to review the Borrower’s financial and accounting records, and in conjunction with such inspection, to make copies and take extracts therefrom, and to discuss its affairs, finances and business with its officers and independent auditors, at such reasonable times during normal business hours and as often as may be reasonably requested.
5.4
Corporate Existence.
(a)
The Borrower shall at all times preserve and keep in full force and effect its corporate existence and all rights and franchises except where failure to do so would not reasonably be expected to have a Material Asset Effect. The Borrower shall promptly notify the Lender of any change in its ownership or corporate structure that could reasonably be expected to have a Material Asset Effect.
(b)
The Borrower shall at all times preserve and keep in full force and effect its corporate existence and all rights and franchises except where failure to do so would not reasonably be expected to have a Material Credit Effect. The Borrower shall promptly notify the Lender of any change in its ownership or corporate structure that would reasonably be expected to have a Material Credit Effect.
5.5
Compliance with Laws.
(a)
The Borrower shall comply with the requirements of all applicable laws, rules, regulations and orders of any Governmental Agency as now in effect and which may be imposed in the future in all jurisdictions in which the Borrower is now doing business or may hereafter be doing business, except to the extent that non-compliance with such laws, rules and regulations could not reasonably be expected to have a Material Asset Effect.
(b)
The Borrower shall comply with the requirements of all applicable laws, rules, regulations and orders of any Governmental Agency as now in effect and which may be imposed in the future in all jurisdictions in which the Borrower is now doing business or may hereafter be doing business, except to the extent that non-compliance with such laws, rules and regulations would not be reasonably expected to have a Material Credit Effect.
5.6
Further Assurances.
The Borrower will, from time to time, execute such documents or deliver to the Lender such further documents, instruments, certificates as the Lender at any time may reasonably request to evidence, perfect or otherwise implement the Loan Documents.
5.7
Use of Proceeds.
The Borrower shall use the proceeds of the Loan for proper business purposes of the Borrower or Denison (or any Subsidiaries of Denison) consistent with all applicable laws, statutes, rules and regulations.
5.8
Accuracy of Information.
(a)
All written information, reports, statements and other papers and data furnished to the Lender pertaining to the Loan Stream, whether pursuant to this Section 5 or any other provision of this Agreement or of any other Loan Document, shall be, at the time the same is so furnished, complete and correct in all material respects to the best knowledge of the current officers and directors of the Borrower having knowledge of the contents thereof, to the extent necessary to give the Lender true and accurate knowledge of the subject matter thereof.
(b)
All written information, reports, statements and other papers and data furnished to the Lender, whether pursuant to this Section 5 or any other provision of this Agreement or of any other Loan Document, shall be, at the time the same is so furnished, complete and correct in all material respects to the best knowledge of the current officers and directors of the Borrower having knowledge of the contents thereof, to the extent necessary to give the Lender true and accurate knowledge of the subject matter thereof.
5.9
The Loan Collateral Account
(a)
The Borrower shall deposit an amount equal to all Borrower Toll Revenues in respect of the Loan Stream from (and including) July 1, 2016 to (but excluding) the Closing Date in the Loan Collateral Account on the Closing Date.
(b)
After the Closing Date and until the Outstanding Balance has been reduced to zero, the Borrower shall ensure that until such time as all of the Ordinary Course Obligations have been paid in full (including the Outstanding Balance being reduced to zero), an amount equal to all Borrower Toll Revenues in respect of the Loan Stream are deposited into the Loan Collateral Account on the earlier of (i) two Business Days after actual receipt of such amounts by the Borrower and (ii) 45 days after the deposit or deemed deposit (as defined below) of such toll revenues under the Toll Milling Agreement in the Mill Operator’s account or such other account as may be provided for in accordance with the Toll Milling Agreement (at which point the Borrower shall be deemed to have received the corresponding Borrower Toll Revenues and, upon the Borrower making a deposit into the Loan Collateral Account with respect thereto, the Borrower shall be entitled to retain such Borrower Toll Revenues if and when actually received by the Borrower if at the time of receipt there is no Default) (such date the “Deposit Deadline”). For this purpose, there will be a “deemed deposit” of Borrower Toll Revenues if (x) the Cigar Lake Joint Venture or any CLJV Individual Owner discharges its obligation to pay the Borrower toll revenues by set-off against other obligations of the Borrower or (y) to the extent that cash in respect of related Tolling Fees is reduced as a result of the Mill Operator netting, reconciling or truing up amounts otherwise payable to the Borrower in respect of such Tolling Fees in accordance with the Toll Milling Agreement, including in relation to any applicable costs and expenses set forth pursuant to a Billing Notice. If, in relation to any Billing Notice, the Cigar Lake Joint Venture or the CLJV Individual Partners do not pay the full amount payable under the Billing Notice, any shortfall shall be allocated pro rata against the Tolling Fee and other amounts which are payable under that Billing Notice.
(c)
In the event that an amount equal to the Borrower Toll Revenues in respect of the Loan Stream is not deposited into the Loan Collateral Account by the Deposit Deadline, the Borrower shall pay into the Loan Collateral Account on each applicable Payment Date an additional amount equal to the product of (i) such unpaid amount of Borrower Toll Revenues, (ii) for each day during the period from the applicable Deadline Date until the date such amount is paid into the Loan Collateral Account, three-month LIBOR (calculated on or about the due date and each date on which interest is compounded under this section) plus twelve per cent. (12.00%) per annum, calculated and compounded monthly in arrears, divided by 365 or 366 as applicable. Such payment shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies under the Loan Documents.
5.10
Material Contracts
(a)
The Borrower shall duly and punctually perform, comply with and observe its obligations under each Material Asset Contract except if the failure to do so could reasonably be expected to have a Material Asset Effect. The Borrower shall diligently pursue and enforce all of its rights and remedies as a party to the Material Asset Contracts in relation to payment of the Borrower Toll Revenues in respect of the Loan Stream and the right to vote its ownership interest in the McClean Lake Joint Venture as provided by Section 5.13. The Borrower shall diligently pursue and enforce all of its other rights and remedies as a party to the Material Asset Contracts except if the failure to do so could not reasonably be expected to have a Material Asset Effect. The Borrower shall use all commercially reasonable efforts to work with the McClean Lake Joint Venture to remedy a default by it under the Toll Milling Agreement that could reasonably be expected to have a Material Asset Effect.
(b)
The Borrower shall duly and punctually perform, comply with and observe its material obligations under each Material Contract to which it is a party, except if the failure to do so would not reasonably be expected to have a Material Credit Effect.
5.11
Amendments or Termination of the Toll Milling Agreement.
(a)
If the Cigar Lake Joint Venture requests or the McClean Lake Joint Venture (or any party to the Toll Milling Agreement) proposes that the Toll Milling Agreement be amended (if the amendment pertains to the Loan Stream or could reasonably be expected to have a Material Asset Effect) or terminated, the Borrower shall immediately engage the Lender in any related discussions regarding providing the Borrower’s approval of any requested amendments and the Borrower shall, along with the Lender, act reasonably in determining how to proceed in (i) voting the Borrower’s ownership interest in respect of such an amendment or request to terminate, and (ii) amending any agreements between the Borrower and the Lender and their respective Affiliates to reflect any resultant change in terms and/or additional consideration or amounts payable to reasonably compensate the Borrower for or as a result of such amendments; provided, however, that (x) in the case of a request by any party to the Toll Milling Agreement that is made to amend, vary, supplement or alter the Toll Milling Agreement to permit an increase in annual production in excess of the currently agreed 18 million pounds of U3O8 per year, the Borrower shall not be required to engage the Lender in any related discussions regarding providing the Borrower’s approval of any requested amendments and the Borrower shall have the right to vote its ownership interest in the McClean Lake Joint Venture in its own discretion; (y) the Borrower shall (to the extent it is permitted to do so under the Joint Venture Agreement) vote against any termination of the Toll Milling Agreement in whole or in part unless the Lender has given its prior written consent to such termination; and (z) the Borrower shall (to the extent that it is permitted to do so under the Joint Venture Agreement) vote against any amendment of the Toll Milling Agreement that could reasonably be expected to result in a Loan Stream Impairment unless the Lender has given its prior written consent to such amendment.
(b)
In the event the Toll Milling Agreement is terminated, the Lender shall be entitled to receive, as repayment of the Loan and in full satisfaction of the Obligations (other than any outstanding obligations to pay any Additional Payment Amount and, without duplication, in respect of any Loan Collateral Account Shortfall), an assignment of the Borrower’s interest (arising as a result of the Borrower’s 22.5% ownership interest in the McClean Lake Joint Venture, including, for greater certainty, any economic interest of the Borrower in any other Person (arising from the Borrower’s prior interest in the McClean Lake Joint Venture) which enters into a subsequent agreement giving rise to the receipt of services revenue proceeds) in the services revenue proceeds received by the McClean Lake Joint Venture prior to the Production Threshold Attainment Date arising under any subsequent agreement entered into with respect to the toll milling of ore from Cigar Lake so as to place the Borrower and the Lender in no better or no worse position as is reflected in the Toll Milling Agreement immediately prior to termination (but disregarding any amendments to the Toll Milling Agreement made by the parties thereto immediately prior to, or otherwise in connection with or in contemplation of, such termination that resulted or could be reasonably expected to result in a Loan Stream Impairment). For the purpose of determining whether the Borrower and the Lender would be placed in a no better and no worse position, account shall be taken of (without limitation) (a) any proceeds which have been paid to the Lender in accordance with Section 5.11(c); (b) any documented out-of-pocket costs which the Borrower has properly incurred or funded following termination of the Toll Milling Agreement solely in order to recommence the payment of services revenue proceeds which the Borrower would not have incurred or funded had the Toll Milling Agreement not been terminated; and (c) the nominal amount of receipts. The Lender acknowledges that the Streamer will, in accordance with the Streaming Agreement, similarly be entitled to receive an assignment of the Borrower’s interest in the services revenue proceeds received by the McClean Lake Joint Venture following the Production Threshold Attainment Date under such a subsequent agreement and, accordingly, that the assignments contemplated hereby and thereby will require the Lender (and APG as assignee) and the Streamer to become parties to the applicable assignment agreement.
(c)
In the event the Toll Milling Agreement is terminated, the Borrower shall pursue and enforce all of its remedies in relation to such termination (and any default or other event which gave rise to such termination) to which the Borrower is entitled and shall deposit its applicable share of the net proceeds arising as a result of the enforcement thereof into the Loan Collateral Account.
(d)
The Borrower will, from time to time, use its reasonable commercial efforts to encourage and solicit other members of the McClean Lake Joint Venture to support the positions of the Borrower under the Joint Venture Agreement.
5.12
Defaults under the Material Asset Contracts
In the event that (a) the Tolling Fee is not paid when due under the Toll Milling Agreement or (b) a party to a Material Asset Contract other than the Borrower defaults on its obligations thereunder and such default would reasonably be expected to have a Material Asset Effect, the Borrower shall provide notice of such default to the Lender and immediately inform the Lender regarding the Borrower’s engagement in discussions with the other parties to the applicable Material Asset Contract, and consult with the Lender regarding any elections to be made or actions to be taken by the Borrower in response to such default pursuant to the terms of the applicable Material Asset Contract with a view to avoiding any Material Asset Effect as a consequence of such elections or actions.
5.13
Attendance at Management Committee meetings
The Borrower shall ensure, in the manner and to the extent permitted under the Joint Venture Agreement, that the Borrower’s voting rights and interests are duly represented at each Management Committee meeting that occurs, or to provide the requisite notice to reschedule any such Management Committee meeting at which the Borrower’s voting rights and interests would not otherwise be duly represented. In any vote on any matter before the Management Committee in relation to the business of the McClean Lake Joint Venture, the Borrower shall ensure that its voting rights and interests are duly represented and voted in such a way that is consistent with its obligations under the Loan Documents.
5.14
Other Joint Venture Business
The Borrower shall pay all Cash Calls on the due date for payment (or within any applicable grace period) in accordance with the Joint Venture Agreement. The Borrower shall pay all other amounts which it is required to pay under the Material Asset Contracts on the due date for payment (or within any applicable grace period) where failure to make payment could reasonably be expected to have a Material Asset Effect.
6
NEGATIVE COVENANTS
The Borrower covenants and agrees that until payment and performance in full of all Obligations, unless the Lender shall otherwise give its prior written consent, the Borrower shall perform all covenants in this Section 6.
6.1
Indebtedness and Liabilities.
The Borrower shall not directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable, on a fixed or contingent basis, with respect to any Indebtedness except for Permitted Indebtedness.
6.2
Transfers, Liens and Related Matters.
(a)
Transfers. The Borrower shall not, without the prior written consent of the Lender, Transfer or grant any option with respect to any other Asset Disposition in respect of:
(i)
any of the Collateral or its ownership interest in the McClean Lake Joint Venture or its rights under the Material Asset Contracts; or
(ii)
the Borrower Property if such Transfer, grant or other Asset Disposition would be reasonably expected to have a Material Credit Effect, provided that the Borrower may Transfer any Borrower Property relating solely to the Wheeler River Project and any other Qualifying Project to any Project Finance Subsidiary.
(b)
Liens.  Except for Permitted Encumbrances, the Borrower shall not directly or indirectly create, incur or assume (or agree to create, incur or assume) or permit to exist any Lien on or with respect to any of the Borrower Property (including, without limitation, the Collateral) or any proceeds, income or profits therefrom without the prior written consent of the Lender.
(c)
No Pledge Restrictions. The Borrower shall not, without the Lender’s prior written consent, enter into or assume any agreement (other than the Loan Documents, and any document evidencing or governing Permitted Indebtedness) restricting the creation or assumption of any Lien upon the Collateral or the Borrower’s ownership interest in the McClean Lake Joint Venture or its rights under the Material Asset Contracts.
6.3
Restriction on Fundamental Changes.
Without the prior written consent of the Lender, the Borrower shall not:
(a)
cease to be a wholly-owned Subsidiary of Denison;
(b)
merge into, amalgamate or consolidate with any other Person, other than an amalgamation with a wholly-owned Subsidiary of Denison where such amalgamation would not reasonably be expected to (i) have a Material Credit Effect, (ii) have a material adverse effect upon the validity or enforceability of any Collateral or the rights and remedies of the Lender thereunder or (iii) result in a Loan Stream Impairment;
(c)
change its jurisdiction of incorporation, jurisdiction of tax residence, type of organization or its legal name if such change would be reasonably expected to have a Material Adverse Effect or result in any Tax to which Section 8.27 would apply; or
(d)
acquire by purchase or otherwise all or substantially all of the assets or Equity Securities, of any Person other than a Project Finance Subsidiary or any business division of any Person other than a Project Finance Subsidiary, in each case where such acquisition would be reasonably expected to have a Material Credit Effect.
6.4
Charter Documents.
The Borrower shall not amend or otherwise modify its articles of incorporation or bylaws (or equivalent charter documents) or any existing shareholders’ agreement or similar agreement (all of such agreements having been previously delivered to the Lender), or enter into any new shareholders’ agreement or similar agreement, in each case in any manner which would restrict or prevent (in the opinion of the Lender) the Borrower from discharging its obligations hereunder or under any other Loan Document.
6.5
Joint Venture.
Except with the prior written consent of the Lender, the Borrower shall not:
(a)
propose or vote in favour of termination of the Joint Venture Agreement or exercise any right of termination or withdrawal under the Joint Venture Agreement; and
(b)
propose or vote in favour of any amendment or variation of the Joint Venture Agreement or take any other action (or omit to take any other action which it is entitled to take, including a right to vote) which relates to the terms and conditions applicable to the Loan Stream or which results or may reasonably be expected to result in:
(i)
the Borrower having a participating and ownership interest in the McClean Lake Joint Venture of less than 22.5%;
(ii)
a breach of the Joint Venture Agreement or the Toll Milling Agreement which could reasonably be expected to have a Material Asset Effect;
(iii)
the Borrower losing the right to attend meetings of, or participate in, the decisions of the Management Committee or decisions of the McClean Lake Joint Venture; or
(iv)
the ability of any other participant in the McClean Lake Joint Venture to enforce against the Borrower or its assets any security interest created under the Joint Venture Agreement.
6.6
DMC Intercompany Liabilities.
The Borrower hereby undertakes that, notwithstanding any provision of any of the Intercompany Loan Agreements, it will not, prior to the termination of this Agreement, without the prior written consent of the Lender:
(a)
assign, transfer, create any Lien over (other than any Permitted Encumbrances) or otherwise dispose of, any of the DMC Intercompany Liabilities; or
(b)
commence any proceedings against Denison or take any action for or in respect of the recovery of any of the DMC Intercompany Liabilities or any part thereof (including, without limitation, any action or step with a view to commencing bankruptcy or insolvency proceedings against Denison), provided that: (i) Denison may make payments to the Borrower; and (ii) the Borrower may accept payments from Denison, in each case with respect to a DMC Intercompany Liability if Denison has adequate funds available to it at such time to make such payment.
7
DEFAULT, RIGHTS AND REMEDIES
7.1
Event of Default.
“Event of Default” shall mean the occurrence or existence of any one or more of the following:
(a)
Payment. Failure of the Borrower to pay:
(i)
any Ordinary Course Obligation when due or any transfer in respect thereof, subject to Sections 2.5(g) and 2.5(j);
(ii)
any obligation arising upon the exercise by the Borrower of its right to prepay the Loan pursuant to Section 2.5(h);
(iii)
any obligation to mandatorily repay the Loan pursuant to Section 2.5(i); or
(iv)
any Additional Payment Amount when due,
and such failure continues unremedied for a period of two Business Days after the date such payment is required or deemed to be made hereunder.
(b)
Default Under Other Agreements. Default of the Borrower or any Guarantor (i) under any one or more agreements, indentures or instruments, under which the Borrower or such Guarantor has outstanding Indebtedness in an amount of at least $10,000,000 or (ii) under which another Person has outstanding Indebtedness in an amount of at least $10,000,000 which is guaranteed by the Borrower or such Guarantor, shall occur and be continuing and which results in the acceleration of payment of such Indebtedness or guarantee of the Borrower or such Guarantor or which permits the holder thereof to accelerate the payment of such Indebtedness or guarantee (whether or not actually accelerated) and with all applicable grace periods having expired, or if any Indebtedness of or guaranteed by the Borrower or any Guarantor in an amount of at least $10,000,000 which is payable on demand is not paid on demand by the Borrower or such Guarantor.
(c)
Failure to Represent at Management Committee. Failure of the Borrower to comply with Section 5.13 if such failure results in a Loan Steam Impairment.
(d)
Breach of Certain Provisions. Default is made in the performance or breach by the Borrower of any other covenant or agreement under the provisions of this Agreement or by the Borrower or any Guarantor of any other covenant or agreement under any other Loan Document relating hereto or thereto not otherwise addressed in this Section 7.1, provided that if such default is capable of being remedied the Borrower shall have fifteen (15) Business Days after receiving written notice thereof to remedy such default; provided further that if such default is not capable of being remedied, it will be considered a default immediately.
(e)
Breach of Warranty. Any representation or warranty made by the Borrower or any Guarantor in any Loan Document, the Disclosure Letter or in any certificate at any time required pursuant to the terms of this Agreement to be given by such Person in writing pursuant to or in connection with any Loan Document or the Disclosure Letter is false on the date made or reaffirmed, and continues to be false for a period of fifteen (15) Business Days after written notice specifying such falseness and requiring such falseness to be remedied has been given by the Lender to the Borrower.
(f)
Dissolution. Any order, judgment or decree is entered against the Borrower or any Guarantor decreeing its winding up.
(g)
Insolvency Event. An Insolvency Event occurs in relation to the Borrower or any Guarantor.
(h)
Injunction. The Borrower or any Guarantor is enjoined, restrained or in any way prevented by the order of any court or any administrative or regulatory agency from conducting all or any material part of its business and such order continues for more than thirty (30) days where such order would reasonably be expected to have a Material Adverse Effect.
(i)
Invalidity of Loan Documents. Any of the Loan Documents for any reason ceases to be in full force and effect (except pursuant to the express terms thereof) or is declared to be null and void, or the Borrower or any Guarantor denies that it has any further liability under any Loan Documents to which it is party, or gives notice to such effect.
(j)
Change of Ownership. The Borrower shall have ceased to be a wholly-owned Subsidiary of Denison.
(k)
Encumbrancer – Loan Stream. One or more encumbrancers, liens or landlords take possession of or attempt to enforce their security or other remedies against the Collateral or the Borrower’s ownership interest in the McClean Lake Joint Venture or its rights under the Material Asset Contracts.
(l)
Encumbrancer – General. Any Person with a Lien over the Borrower Property enforces its security or exercises its other remedies against such Borrower Property (other than at the expiry of a lease) and its claims remain unsatisfied for such period as would permit such Borrower Property to be sold thereunder and such Borrower Property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $10,000,000.
(m)
Consents, etc. Any law, decree, license, permit, consent, authorization, registration or approval now or hereafter necessary to enable the Borrower or any Guarantor to conduct its business shall be revoked, withdrawn or withheld or shall cease to remain in full force where such circumstance would reasonably be expected to have a Material Adverse Effect.
(n)
Failure to Deposit Borrower Toll Revenues. Any failure on the part of the Borrower to deposit all Borrower Toll Revenues in respect of the Loan Stream or the amount thereof into the Loan Collateral Account when required in accordance with Section 5.9 and such failure continues unremedied for two (2) Business Days after the date on which the deposit is required to be made hereunder.
(o)
Joint Venture Agreement. The Borrower fails to comply with its obligations under the Joint Venture Agreement and such failure could reasonably be expected to have a Material Asset Effect.
(p)
Writ, Execution, Etc. A writ, execution, attachment or similar process is issued or levied against all or any portion of (i) the Borrower Property or (ii) the assets and properties of any Guarantor, in connection with any judgment against the Borrower or any Guarantor, as applicable, in each case in an amount of at least $10,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy.
7.2
Termination.
(a)
If any Event of Default shall occur and be continuing, the Lender shall have the right, upon written notice to the Borrower at its option and in addition to and not in substitution for any other remedies available hereunder at law or equity, to take any or all of the following actions:
(i)
declare that all interest accrued and unpaid under this Agreement and all other amounts owing by the Borrower to the Lender under the Loan Documents are due and payable, subject to Section 2.6;
(ii)
terminate this Agreement by written notice to the Borrower and demand payment of an amount (the “Termination Sum”) equal to the sum of (x) the lesser of (1) the Loan Stream NPV as of the time of termination plus (without duplication) any Loan Collateral Account Shortfall as of the time of termination and (2) the aggregate amount owing in respect of the Ordinary Course Obligations as of the time of termination, and (y) any Early Repayment Breakage Amount as of the time of termination; and
(iii)
enforce the security under the Security Documents.
Upon a demand from the Lender, the Borrower shall promptly pay the Termination Sum to the Lender. The Ordinary Course Obligations, any obligation arising upon the exercise by the Borrower of its right to prepay the Loan pursuant to Section 2.5(h) and any obligation to mandatorily repay the Loan pursuant to Section 2.5(i) shall be replaced (and deemed to be substituted) by the obligation to pay the Termination Sum at the time that such obligation arises hereunder, provided for greater certainty that, without duplication of any Loan Collateral Account Shortfall, any Additional Payment Amount which is due and payable on the date of termination and remains unpaid shall continue to be payable.
(b)
The Parties hereby acknowledge and agree that: (i) the Lender will be damaged by an Event of Default; (ii) it would be impracticable or extremely difficult to ascertain the actual damages resulting from an Event of Default; (iii) any sums payable in accordance with Section 7.2(a)(ii) with respect to an Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 7.2(a)(ii) or with respect to an Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Event of Default in full and final satisfaction of all amounts owed hereunder at the time of such Event of Default.
(c)
For greater certainty, if the Lender does not exercise its right under Section 7.2(a)(i), the Ordinary Course Obligations, any obligation arising upon the exercise by the Borrower of its right to prepay the Loan pursuant to Section 2.5(h), and any obligation to mandatorily repay the Loan pursuant to Section 2.5(i) and any obligation to pay any Additional Payment Amount shall continue in full force and effect until satisfied.
7.3
Limited Power-of-Attorney
To the extent the Borrower is in breach of Section 5.9 of this Agreement, the Borrower hereby irrevocably appoints the Lender as attorney of the Borrower (with full power of substitution) to do, make and execute, in the name of and on behalf of the Borrower, all such further acts, documents, matters and things which the Lender may deem necessary or advisable to ensure that Borrower Toll Revenues in respect of the Loan Stream are deposited into the Loan Collateral Account, including the execution, endorsement and delivery of documents and any notices to the Mill Operator. All acts of the attorney are ratified and approved, and the attorney shall not be liable for any act, failure to act or any other matter or thing, except for its own gross negligence or wilful misconduct.
7.4
Waivers; Non-Exclusive Remedies.
No failure on the part of the Lender to exercise, and no delay in exercising and no course of dealing with respect to any right under this Agreement or the other Loan Documents, shall operate as a waiver thereof; nor shall any single or partial exercise by the Lender of any right under this Agreement or any other Loan Document preclude any other or further exercise thereof or the exercise of any other right. The rights in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other remedies provided by law.
7.5
Performance of Covenants by the Lender.
If the Borrower shall fail to perform any of its covenants contained in this Agreement or in any Loan Document, the Lender may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Lender shall be repayable hereunder. No such performance or advance by the Lender shall be deemed to relieve the Borrower of a Default or Event of Default.
8
MISCELLANEOUS
8.1
Assignments.
The Lender may not assign its rights or delegate its obligations under this Agreement or under the Loan Documents, without the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed). In the case of an assignment authorized under this Section 8.1, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as it would if it were a lender hereunder and the Lender shall be relieved of its obligations hereunder with respect to the commitments or assigned portion thereof. The Borrower hereby acknowledges and agrees that any permitted assignment will give rise to a direct obligation of the Borrower to the assignee and that the assignee shall be considered to be the “Lender” hereunder. The Lender may furnish any information concerning the Borrower in its possession from time to time to a permitted assignee (including a prospective assignee), provided that any such assignee or prospective assignee agrees to maintain the confidentiality of such information pursuant to a confidentiality agreement reasonably acceptable to the Borrower. All communications by the Borrower with the Lender and any permitted assignee shall be required to be sent or given to only the Lender or the assignee in place of the Lender. The Borrower may not assign any of its rights or delegate its obligations under this Agreement or under the Loan Documents in whole or in part unless the Lender has given its prior written consent.
8.2
Expenses and Attorney’s Fees.
Whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to promptly pay all reasonable fees, costs and expenses incurred by the Lender in connection with the following, and all such reasonable fees, costs and expenses shall be Additional Payment Amounts, payable on demand: (a) reasonable fees, costs and expenses (including reasonable attorneys’ fees and any other reasonable fees of other professionals retained by the Lender) incurred in connection with any amendments, waivers, consents, forbearance and other modifications relating the Loan Documents; (b) reasonable fees, out of pocket costs and expenses incurred in creating, perfecting and maintaining perfection of Liens in favour of the Lender; and (c) reasonable fees, costs, expenses (including reasonable attorneys’ fees) and costs of settlement incurred in any action to enforce this Agreement or the other Loan Documents or to collect any payments due from the Borrower or any Guarantor under this Agreement or any other Loan Document or incurred in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement, whether in the nature of a “workout” or in connection with any insolvency or bankruptcy proceedings or otherwise. Without limiting the foregoing, the Borrower shall also pay all fees, costs and expenses of any Valuation Expert.
8.3
Indemnity.
In addition to the payment of expenses pursuant to Section 8.2, and subject to Section 8.27, whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to indemnify, pay and hold the Lender, its permitted assignee and their respective officers, directors, employees, agents, consultants, partners, auditors, persons engaged by any of them to evaluate or monitor the Borrower, Affiliates and attorneys of any of them (collectively called the “Indemnitees”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, reasonable costs, reasonable expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may be imposed on, incurred by, or asserted against that Indemnitee, in any manner relating to or arising out of any inaccuracy in any material respect of any representation, warranty or statement made in this Agreement or any certificate, statement or opinion delivered by the Borrower under any of the Loan Documents or in connection therewith (the “Indemnified Liabilities”); provided that the Borrower shall not have any obligation to an Indemnitee hereunder with respect to Indemnified Liabilities arising from the negligence or willful misconduct of that Indemnitee as finally determined by a court of competent jurisdiction.
8.4
Amendments and Waivers.
No amendment, modification, termination or waiver of any provision of this Agreement or of the other Loan Documents, or consent to any departure by the Borrower therefrom or any of the terms, conditions, or provisions thereof, shall be effective unless the same shall be in writing and signed by the Lender and the Borrower. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given.
8.5
Notices.
Unless otherwise specifically provided herein, all notices shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied or sent by overnight courier service and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by telecopy, on the date of transmission if transmitted on a Business Day before 4:00 p.m. local time in the place of receipt or, if not, on the next succeeding Business Day; (c) if delivered by overnight courier, on the date of delivery if delivered on a Business Day before 4:00 p.m. local time in the place of receipt or, if not, on the next succeeding Business Day.
If to the Borrower:	Denison Mines Inc. #1100 – 40 University Ave Toronto, ON M5J 1T1
Attention: President & CEO
Facsimile: +1 416 979 5893

With a copy to:	Blake, Cassels & Graydon LLP199 Bay Street, Suite 4000, Toronto ON M5L 1A9
Attention: Stephen R. Ashbourne
Facsimile: +1 416-863-2653

If to the Lender:	9373721 Canada Inc. c/o Denison Mines Inc., as administrative agent #1100 – 40 University Ave Toronto, ON M5J 1T1
Attention: President & CEO
Facsimile: +1 416 979 5893

With a copy to:	Anglo Pacific Group PLC 1 Savile Row, London, W1S 3JR
Attention: Company Secretary
Facsimile: +44 20 7629 0370

or to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section 8.5.
8.6
Survival of Warranties and Certain Agreements.
(a)
All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Lender regardless of any investigation made by the Lender or on its behalf and notwithstanding that the Lender may have had notice or knowledge of any breach of a representation or warranty, and shall continue in full force and effect as long as any Obligation shall remain outstanding.
(b)
This Agreement and the Loan Documents shall remain in full force and effect until such time as the Obligations (other than contingent Obligations not yet due) have been paid and satisfied in full, at which time this Agreement shall be terminated; provided, however, that the agreements set forth in Sections 2.4, 8.2, 8.3 and 8.27 shall survive termination of this Agreement. Notwithstanding the foregoing, this Agreement and the Loan Documents shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment, in whole or in part, of any of the Obligations is rescinded or must otherwise be restored or returned by the Lender as a preference, fraudulent conveyance or otherwise, all as though such payment had not been made.
8.7
Marshaling; Payments Set Aside.
The Lender shall not be under any obligation to marshal any assets in favour of the Borrower or any other party or against or in payment of any or all of the Obligations. To the extent that the Borrower makes a payment or payments to the Lender or the Lender enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies thereof, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
8.8
Entire Agreement.
This Agreement and the other Loan Documents referred to herein embody the final, entire agreement among the parties hereto and supersede any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. There are no oral agreements among the parties hereto.
8.9
No Warranty as to Collectability or Production.
For greater certainty, no warranty is provided by the Borrower to the Lender regarding the future rate of production at the Cigar Lake Mine and/or the JEB Mill or the amount or collectability of proceeds to be received or receivable by the Borrower from the McClean Lake Joint Venture in respect of the Borrower’s interest in the Tolling Fees to be received by the McClean Lake Joint Venture from the toll milling of ore from the Cigar Lake Mine under the terms of the Toll Milling Agreement. The foregoing is intended for the avoidance of doubt only and shall in no way limit (i) the representations and warranties expressly made by the Borrower in Section 4 or (ii) the Lender’s rights and remedies under this Agreement to the extent that a breach by the Borrower of this Agreement results in a Loan Stream Impairment.
8.10
Headings.
Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.
8.11
Governing Law.
This Agreement and all disputes and controversies arising hereunder shall be construed in accordance with and governed by the laws of the Province of Ontario, and the federal laws of Canada applicable therein.
8.12
Successors and Assigns.
This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
8.13
No Fiduciary Relationship; Limitation of Liabilities.
(a)
No Fiduciary Relationship. No provision in this Agreement or in any of the other Loan Documents and no course of dealing between the parties shall be deemed to create any fiduciary duty by the Lender to the Borrower.
(b)
Limitation of Liabilities. No officer, director, shareholder, employee, attorney, or agent of the Lender, the Borrower or any of their respective Affiliates shall have any liability with respect to, and the parties hereby waive, release, and agree not to sue any of them upon, any claim for any special, indirect, incidental, or consequential damages suffered or incurred by them in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents. The parties hereby waive, release, and agree not to sue any officer, director, employee, attorney, or agent of the Lender, the Borrower or of their respective Affiliates for punitive damages in respect of any claim in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the transactions contemplated hereby.
8.14
Consent to Jurisdiction; Consent to Service.
(a)
Submission to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.
(b)
No Limitation. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN SECTION 8.14(a). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY FORUM NON CONVENIENS DEFENSE TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR HEREIN. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.
8.15
Construction.
Each of the Borrower and the Lender acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel and that this Agreement and the other Loan Documents shall be construed as if jointly drafted by the Borrower and the Lender.
8.16
Counterparts; Effectiveness.
This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement, any amendments, waivers, consents or supplements, or to any other Loan Document by facsimile or other electronic delivery shall be as effective as delivery of a manually executed counterpart thereof.
8.17
No Duty.
All attorneys, accountants, appraisers, and other professional Persons and consultants retained by the Lender or the Borrower shall have the right to act exclusively in the interest of the Lender and the Borrower, respectively, and shall have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to the Borrower or the Lender, respectively, or to any of their respective shareholders or any other Person.
8.18
Communications between the Borrower and the Lender.
Nothing contained in any letter, email, written notification, financial statement or other communication, written or oral, from the Borrower to the Lender or from the Lender to the Borrower, shall be deemed to be binding on the Lender or the Borrower, respectively, unless the Lender or the Borrower, respectively, acknowledges the same in writing (including by e-mail) and expressly agrees to be bound thereby.
8.19
Conflict of Documents.
The Borrower and the Lender acknowledge and agree that the terms, conditions and provisions of this Agreement and each and all other Loan Documents (including any other documents (and/or terms and provisions thereof) pursuant to which any Liens, mortgages, security interests or pledges are created and/or granted) are intended to be complementary to one another and mutually expansive of the rights of the Lender, and that therefore, to the extent possible, the terms, conditions and provisions of this Agreement and all other such Loan Documents shall be interpreted and construed in such a manner as to give effect to all of such terms, conditions and provisions, provided that, to the extent of any irreconcilable conflict between the terms, conditions and provisions of this Agreement and any other Loan Document, the terms of this Agreement shall prevail (unless the application of such rule of construction shall result in any Liens, mortgages, security interests or pledges or other rights in favour of the Lender created under any such other Loan Document becoming unperfected, invalid or unenforceable against the Borrower or any third parties under the law of the jurisdiction whose law governs such other Loan Document, in which case the terms, conditions and provisions of such other Loan Document shall prevail to the limited extent necessary to prevent such result). Notwithstanding anything to the contrary contained in the foregoing, to the extent that the terms, conditions and provisions of this Agreement and of any other Loan Document(s) shall establish different deadlines or time periods with respect to the taking of any particular actions by the Borrower, the shorter deadline shall control.
8.20
Invalidity of Provisions
Save and except for any provision or covenant contained herein which is fundamental to the subject matter of this Agreement (including those that relate to the payment of moneys), the invalidity or unenforceability of any provision or covenant hereof or herein contained will not affect the validity or enforceability of any other provision or covenant hereof or herein contained and any such invalid or unenforceable provision or covenant will be deemed to be severable.
8.21
Computation of Time Periods
In this Agreement, with respect to the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.
8.22
Time of the Essence
Time shall be of the essence of this Agreement.
8.23
Currency
Unless stated otherwise, all amounts herein are stated in Dollars.
8.24
Approvals and Consents
All references in this Agreement that require the approval or consent of any Person shall mean the approval or consent of such Person in writing. Except to the extent a contrary intention is expressly set forth herein, whenever a party is to provide its approval or consent, such approval or consent shall not be unreasonably withheld or delayed.
8.25
Non-Business Days
Whenever any payment to be made hereunder shall be stated to be due, any period of time would begin or end, any calculation is to be made or any other action to be taken hereunder shall be stated to be required to be taken, on a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculations shall be made and such other action shall be taken on the next succeeding Business Day. Any payment made after 12:00 p.m. (Toronto time) on a Business Day shall be deemed to be made on the next following Business Day.
8.26
Judgment Currency.
(a)
If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due under this Agreement or any other Loan Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or, if the courts of the applicable jurisdiction will not give effect to such conversion being made on such date, on the date on which the judgment is given (the applicable date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).
(b)
If, in the case of any proceeding in the court of any jurisdiction referred to in paragraph (a) above, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the Borrower shall (in the case of Ordinary Course Obligations, to the extent of Available Funds) pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Borrower under this paragraph (b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.
(c)
The term “rate of exchange” in this Section means the rate of exchange as quoted by the Royal Bank of Canada, on the relevant date at or about 1:00 p.m. (Toronto time), of the Obligation Currency against the Judgment Currency.
8.27
Acknowledgement regarding the APG Loan and Tax Indemnity
(a)
The parties acknowledge that they are not aware of any obligation under applicable law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority that would require the Borrower to withhold or remit tax in respect of any payment made by the Borrower to the Lender under this Agreement.
(b)
Any amount, on account of tax, determined by the Lender to be required to be withheld pursuant to applicable law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority on any payments made to APG in respect of the APG Loan, including any amounts paid or payable to APG, shall be the sole financial responsibility of APG, and, where required by law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority, the Borrower or the Lender shall make payments to APG net of applicable taxes and shall not be liable to APG for such amounts remitted by the Borrower or the Lender, as the case may be, to any taxing authority as required by law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority.
(c)
The parties acknowledge that APG has agreed to indemnify and hold harmless the Lender, the Borrower and Denison (in this Section 8.27(b), each an “APG Indemnified Party”) within ten (10) days after written demand therefor (specifying in reasonable detail the nature and the amount of Taxes), for the full amount of any withholding Taxes (including interest and penalties with respect thereto) paid or payable by an APG Indemnified Party pursuant to an assessment or reassessment of withholding Taxes issued to the APG Indemnified Party by a Governmental Agency, on or with respect to any amount payable under this Agreement or the APG Loan Agreement arising from a failure to withhold from any payment made thereunder on account of withholding Taxes (including any penalties and interest with respect thereto) whether or not such withholding Taxes were correctly or legally imposed by the relevant Governmental Agency. A certificate as to the amount of such payment or liability delivered to APG by the Borrower, if accompanied by a copy of the relevant document assessing or reassessing withholding Tax, shall be conclusive absent manifest error. For greater certainty, this indemnity shall apply only to withholding Taxes imposed under Part XIII of the Income Tax Act (Canada) and similar taxes imposed by a province of Canada, shall not apply to Taxes calculated by reference to or imposed on the net income or net profit of any APG Indemnified Party and shall not apply to the extent that the Taxes resulted directly as a consequence of a breach by any APG Indemnified Party of the terms of any Loan Document except to the extent that such withholding obligation relates to services considered to have been performed in Canada as contemplated by subsection 105(1) of the Regulations to the Income Tax Act (Canada) or similar obligation imposed by a province of Canada as well as any successor federal or provincial provisions. To the extent that such indemnity arises under a document to which such Indemnified Party is not itself a specified party, each Indemnified Party thereunder who is a specified party to such document shall, and shall be entitled to, hold the rights and entitlements arising under such indemnity, to the extent it is expressed to be for the benefit of such non-party, as a trustee for and on behalf of such non-party, and such specified party shall take commercially reasonable steps to enforce such indemnity rights and entitlements for the benefit of such non-party.
(d)
If an APG Indemnified Party receives a refund of any withholding Taxes for which they have been indemnified by APG, the APG Indemnified Party shall pay over such refund to APG, net of all reasonable out-of-pocket expenses of such APG Indemnified Party and without interest (other than any interest paid by the applicable Governmental Authority with respect to such refund); provided, that APG, upon the request of the APG Indemnified Party, agrees to repay the amount paid over to APG to the APG Indemnified Party in the event such APG Indemnified Party is required to repay such refund to such Governmental Authority.
(e)
The relevant APG Indemnified Party shall (i) notify APG promptly following receipt of any assessment or reassessment on account of taxes for which APG would have an indemnification obligation pursuant to this Section 8.27 and (ii) contest such assessment or reassessment through appropriate filings, notices or proceedings if instructed to do so by APG (acting reasonably). The APG Indemnified Party may refrain from acting in accordance with any instructions from APG until it has received indemnification and/or security that it may reasonably require for any out-of-pocket expenses which it may incur in complying with APG’s instructions. APG and the APG Indemnified Party shall consult in good faith on the steps to be taken in order to contest the assessment or reassessment. The appointment of any professional advisors by the APG Indemnified Party shall be subject to approval by APG (acting reasonably).

(Signature Page Follows)

22949963.30

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Lender:	9373721 CANADA INC.
	By:	(signed) “David Cates”
Name: David Cates
Title: President

Borrower:	DENISON MINES INC.
	By:	(signed) “David Cates”
Name: David Cates
Title: President & CEO

Schedule A – Closing Deliveries
1.
Financing Statements and Registrations under the Personal Property Security Act (Ontario).
2.
Officer’s Certificate of Borrower re:
a.
Articles of Incorporation of Borrower
b.
Bylaws of Borrower
c.
Borrower’s prior names, if any
d.
Resolutions authorizing the Borrower’s entry into and performance under the transactions contemplated by the Loan Documents and the Security Documents
e.
Shareholders’ Agreement, if any
f.
Incumbency
g.
Share Register
h.
Solvency
i.
MLJV Agreement and CLJV Agreement as in effect at the Closing Date
j.
Toll Milling Agreement as in effect at the Closing Date.
3.
Officer’s Certificate of Denison re:
a.
Articles of Incorporation of Denison
b.
Bylaws of Denison
c.
Resolutions authorizing Denison’s entry into and performance under the transactions contemplated by the Loan Documents and the Security Documents
d.
Incumbency
e.
Solvency.
4.
Certificate of Good Standing or equivalent of Borrower.
5.
Certificate of Good Standing or equivalent of Denison.
6.
A copy of the Disclosure Letter.
7.
Agreement between Lender, APG, BNS and Borrower pursuant to which the Loan Collateral Account is identified, Lender’s security interest in the Loan Collateral Account is granted and acknowledged, and account control mechanics are established in accordance with the terms of the Loan Documents.
8.
Consolidated financial statements for the years ended 31 December 2014 and 31 December 2015, together with the related notes, concerning Denison as required pursuant to Section 4.3.
9.
Evidence of deposit of an amount equal to all Borrower Toll Revenues in respect of the Loan Stream from (and including) July 1, 2016 to (but excluding) the Closing Date into the Loan Collateral Account on the Closing Date.
10.
Evidence of amendments to BNS Loan Documents (as defined in the Intercreditor Agreement) and applicable security registrations as necessary to release any Lien granted to BNS on the APG Exclusive Collateral (as defined in the Intercreditor Agreement), the SPV Specific Collateral (as defined in the Intercreditor Agreement) and the Streaming Specific Collateral (as defined in the Intercreditor Agreement).
11.
Evidence of amendments to the BNS Loan Documents as required pursuant to Section 3.1(a) of the Intercreditor Agreement.
12.
Evidence of delivery by the Borrower of the BNS Cash Collateral (as defined in the Intercreditor Agreement) into a deposit account of Borrower opened and maintained with BNS as a collateral security account in respect of Borrower’s obligations under the BNS Credit Agreement in each case in form and substance satisfactory to Lender and APG.
13.
A fully executed copy of the APG Loan Agreement.
14.
A fully executed copy of the Intercreditor Agreement.
15.
A fully executed copy of each of the Security Documents .
16.
A fully executed copy of the Denison Guarantee.
17.
A fully executed copy of each of the Material Asset Contracts.
18.
Evidence of receipt by Denison of all requisite consents and approvals, including the approval of the Toronto Stock Exchange, the NYSE – MKT and any other securities regulatory authorities that may be required in connection with the Loan, the warrants issued to APG in connection with the Arrangement Fee (as defined in the APG Loan Agreement) or payment by Denison to APG of such Arrangement Fee in cash.
19.
Evidence of all third party consents required to permit disclosure to the Lender and to APG of certain information regarding the Toll Milling Agreement and the McClean Lake Joint Venture.
20.
Evidence of the completion of all other actions, recordings, filings and registrations with respect to the Security Documents that the Lender may deem necessary or desirable in order to perfect the security interests created under the Security Documents.
21.
Evidence of delivery of certificates of all shares pledged pursuant to the DMI Share Pledge to BNS, with such share certificates duly endorsed in blank for transfer or accompanied by duly executed stock transfer documentation.

Schedule B – Security Documents
1.
The assignment of Loan Stream dated on or about the date of this Agreement, between the Borrower and the Lender.
2.
The DMI Share Pledge.
3.
The loan collateral account security agreement dated on or about the date of this Agreement between, the Borrower and the Lender in relation to the Loan Collateral Account.
4.
The blocked account agreement to be entered into after the date of this Agreement, between the Borrower, the Lender and The Bank of Nova Scotia in relation to the Loan Collateral Account.
5.
The Denison Guarantee.

Schedule C – Map of Wheeler River Project

22949963.30